Exhibit 99.1

Execution Version

AURORA CANNABIS INC.

COMMON SHARES

SALES AGREEMENT

February 4, 2026

TD Securities (USA) LLC

1 Vanderbilt Avenue

New York, New York 10017

Ladies and Gentlemen:

Aurora Cannabis Inc. (the “Company”), confirms its agreement (this “Agreement”) with TD Securities (USA) LLC (“TD Securities” or the “Agent”), as follows:

1. Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through the Agent, acting as agent and/or principal, the Company’s common shares, no par value per share (the “Common Shares”), having an aggregate offering price of up to US$100,000,000 (the “Placement Shares”). Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Placement Shares issued and sold under this Agreement shall be the sole responsibility of the Company, and the Agent shall have no obligation in connection with such compliance. The issuance and sale of Placement Shares through the Agent will be effected pursuant to the Registration Statement (as defined below) filed by the Company with the Securities and Exchange Commission (the “Commission”), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement to issue the Common Shares.

The Company has prepared and filed with the securities regulatory authorities (the “Canadian Qualifying Authorities”), in each of the provinces of Canada other than Québec (the “Canadian Qualifying Jurisdictions”), the Canadian preliminary short form base shelf prospectus, dated February 5, 2025 and has prepared and filed with the Canadian Qualifying Authorities in the Canadian Qualifying Jurisdictions the Canadian Base Prospectus (as defined below) in respect of an aggregate of up to US$250,000,000 (or the equivalent thereof in Canadian dollars or any other currencies) of Common Shares, warrants, options, subscription receipts, debt securities and units (collectively, the “Shelf Securities”) in each case in accordance with Canadian Securities Laws. The Alberta Securities Commission (the “Reviewing Authority”), as the principal regulator of the Company under the passport system procedures provided for under Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions in respect of the Shelf Securities and the offering of the Placement Shares, has issued a receipt on behalf of itself and the other Canadian Qualifying Authorities for the Canadian preliminary short form base shelf prospectus and a receipt (the “Receipt”) on behalf of itself and the other Canadian Qualifying Authorities for the Canadian Base Prospectus. The term “Canadian Base Prospectus” means the final short form base shelf prospectus dated February 14, 2025 relating to the Shelf

Securities, at the time the Reviewing Authority issued the Receipt with respect thereto in accordance with the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the Canadian Qualifying Authorities (“Canadian Securities Laws”) in each of the Canadian Qualifying Jurisdictions, including National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”), and includes all documents incorporated therein by reference and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement to the Canadian Base Prospectus relating to the Placement Shares filed by the Company with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Canadian Qualifying Authorities in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has also prepared and filed with the Commission, pursuant to the Canada/U.S. Multiurisdictional Disclosure System adopted by the Commission, a registration statement on Form F-10 (File No. 333-284958) covering the registration of the Shelf Securities under the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations of the Commission thereunder (the “Rules and Regulations”), and such amendments to such registration statement as may have been permitted or required to the date of this Agreement. Such registration statement, including the Canadian Base Prospectus (with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations and including exhibits to such registration statement), has become effective in such form pursuant to Rule 467(a) under the Securities Act. Such registration statement on Form F-10, at any given time, including amendments and supplements thereto to such time, the exhibits and any schedules thereto at such time and the documents incorporated by reference therein at such time, is herein called the “Registration Statement.” The Canadian Base Prospectus, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations in the form in which it appeared in the Registration Statement on the date the Registration Statement became effective under the Securities Act is herein called the “U.S. Base Prospectus.” As used herein, “U.S. Prospectus Supplement” means the most recent Canadian Prospectus Supplement, with such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations, relating to the offering of the Placement Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10; “U.S. Prospectus” means the U.S. Prospectus Supplement (and any additional U.S. Prospectus Supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus; “Base Prospectuses” means, either or both, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectuses” means, either or both, the Canadian Prospectus and the U.S. Prospectus; and “Prospectus Supplements” means, either or both, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement.

Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing after the execution hereof of any document with or to the Commission or the Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Data Analysis and Retrieval + (“SEDAR+”) and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

The Company has also prepared and filed with the Commission an appointment of agent for service of process upon the Company on Form F-X in conjunction with the filing of the Registration Statement.

2. Placements. Each time that the Company wishes to issue and sell the Placement Shares hereunder (each, a “Placement”), it will notify the Agent by email notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters in accordance with which it desires the Placement Shares to be sold, which shall at a minimum include the number of Placement Shares to be issued, the time period during which sales are requested to be made, any limitation on the number of Placement Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from the Agent set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by the Agent unless and until (i) in accordance with the notice requirements set forth in Section 4, the Agent declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those included in the earlier dated Placement Notice, or (v) this Agreement has been terminated under the provisions of Section 11. The amount of any discount, commission or other compensation to be paid by the Company to the Agent in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 3. It is expressly acknowledged and agreed that neither the Company nor the Agent will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to the Agent and the Agent does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3. Sale of Placement Shares. Subject to the terms and conditions herein set forth, upon the Company’s delivery of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, the Agent, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the Nasdaq Stock Market LLC (“Nasdaq”) to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. The Agent will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the volume-weighted average price of the Placement Shares sold, and the Net Proceeds (as defined below) payable to the Company. The Agent may sell Placement Shares in the United States by any method permitted by law that is deemed to be an “at the market distribution” as defined in NI 44-102, including without limitation sales made through Nasdaq or on any other existing U.S. trading market for the Placement Shares, or any other method permitted by law. For the avoidance of doubt, the Agent agrees that (i) it is not permitted to sell, and shall not sell, Placement Shares over the Toronto Stock Exchange (the “TSX”) or on any other “marketplace” (within the meaning of Canadian Securities Laws) in Canada, (ii) it will not, to the best of its knowledge, after reasonable inquiry, distribute Placement Shares under the Prospectuses to a purchaser resident in Canada and (iii) no advertisement or solicitation in furtherance of any distribution of Placement Shares contemplated hereunder shall be undertaken in Canada by the Company, the Agent or any underwriter, dealer or agent engaged by the Company in respect of the distribution of Placement Shares contemplated hereunder. The Agent shall not purchase Placement Shares for its own account as principal unless expressly authorized to do so by the Company in a Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that the Agent will be successful in selling Placement Shares, and (ii) the Agent will incur no liability or obligation to the Company or any other person or entity if the Agent does not sell Placement Shares for any reason other than a failure by the Agent to use commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares as required under this Section 3. For the purposes hereof, “Trading Day” means any day on which the Common Shares are purchased and sold on the principal U.S. market on which the Common Shares are listed or quoted. For the avoidance of doubt, each Placement Notice shall be delivered by the Company to the Agent, and each Placement of Placement Shares shall be effected by the Agent in the manner contemplated in this Section 3.

4. Suspension of Sales.

(a) The Company or the Agent may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either the Company or the Agent’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees, severally and not jointly, that no such notice under this Section 4 shall be effective against the other unless it is made to one of the individuals named on Schedule 2 hereto, as such schedule may be amended from time to time.

(b) Notwithstanding any other provision of this Agreement, during any period in which the Company is in possession of material non-public information, the Company and the Agent agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not issue a Placement Notice or request the sale of any Placement Shares, and (iii) the Agent shall not be obligated to sell or offer to sell any Placement Shares.

(c) If either of the Agent or the Company has reason to believe that the exemptive provisions set forth in Rule 101(c)(1) of Regulation M under the Exchange Act are not satisfied with respect to the Common Shares, it shall promptly notify the other party, and the Agent may, in its sole discretion, suspend sales of the Placement Shares under this Agreement.

(d) The Registration Statement became effective on February 14, 2025. Notwithstanding any other provision of this Agreement, during any period in which the Registration Statement is no longer effective under the Securities Act, the Company shall promptly notify the Agent, the Company shall not request the sale of any Placement Shares, and the Agent shall not be obligated to sell or offer to sell any Placement Shares.

5. Settlement.

(a) Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the first (1st) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date” and the first such settlement date, the “First Delivery Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by the Agent at which such Placement Shares were sold, after deduction for (i) the Agent’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to the Agent hereunder pursuant to Section 7(g) (Expenses) hereof, and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b) Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting the Agent’s or its designee’s account (provided the Agent shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto, which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form. On each Settlement Date, the Agent will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver duly authorized Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 9(a) (Indemnification and Contribution) hereto, it will (i) hold the Agent harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company or its transfer agent (as applicable) and (ii) pay to the Agent any commission, discount, or other compensation to which it would otherwise have been entitled absent such default.

6. Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, the Agent that as of the date of this Agreement, each Representation Date (as defined in Section 7(m)), each date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder:

(a) Compliance with Registration Requirements. The Company is qualified in accordance with the provisions of NI 44-101 and NI 44-102 to file a short form base shelf prospectus in each of the Canadian Qualifying Jurisdictions and the entering into of this Agreement will not cause the Receipt to no longer be effective. At the time of filing the Registration Statement, the Company met, and as of the date hereof the Company meets, the general eligibility requirements for use of Form F-10 under the Securities Act. Any amendment or supplement to the Registration Statement or the Prospectuses required by this Agreement will be so prepared and filed by the Company and, as applicable, the Company will use commercially reasonable efforts to cause it to become effective as soon as reasonably practicable. The Registration Statement became effective upon filing pursuant to Rule 467(a) under the Securities Act. No stop order suspending the effectiveness of the Registration Statement has been issued and no proceeding for that purpose has been instituted or, to the knowledge of the Company, is threatened by the Commission. No order preventing or suspending the use of the Base Prospectuses, the Prospectus Supplements or the Prospectuses has been issued by the Commission or any Canadian Qualifying Authority. The Canadian Prospectus, at the time of filing thereof with the Canadian Qualifying Authorities, complied in all material respects and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each Applicable Time and Settlement Date, if any, will not contain a misrepresentation, as defined under Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each Applicable Time and Settlement Date, if any, will contain full, true and plain disclosure of all material facts, as defined under Canadian Securities Laws, relating to the Placement Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with the Agent’s Information (as defined below). The U.S. Prospectus, at the time first filed in accordance with General Instruction II.L. of Form F-10, conformed in all material respects and, as amended or supplemented, if applicable, will conform in all material respects to the Canadian Prospectus, except for such deletions therefrom and additions thereto as are permitted or required by Form F-10 and the Rules and Regulations. The Company has delivered to the Agent one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the U.S. Prospectus, as amended or supplemented, in such quantities and at such places as the Agent has reasonably requested.

(b) No Misstatement or Omission. Each part of the Registration Statement, when such part became or becomes effective, at any deemed effective date pursuant to Form F-10 and the Rules and Regulations on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, and the U.S. Prospectus, on the date of filing thereof with the Commission and at each Applicable Time and Settlement Date, conformed in all material respects or will conform in all material respects with the requirements of the Securities Act and the Rules and Regulations; each part of the Registration Statement, when such part became or becomes effective, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the U.S. Prospectus, on the date of filing thereof with the Commission, and the U.S. Prospectus and the applicable free writing prospectus(es), if any, issued at or prior to such Applicable Time, taken together (collectively, and with respect to any Placement Shares, together with the public offering price of such Placement Shares, the “Disclosure Package”) at each Applicable Time and Settlement Date, did not and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; except that the foregoing shall not apply to statements or omissions in any such document made in reliance upon and in conformity with the Agent’s Information.

(c) Listing. The Common Shares are listed on the TSX and Nasdaq and the Placement Shares will be listed and posted for trading on the TSX and Nasdaq upon the Company complying with the usual conditions imposed by the TSX and Nasdaq, as applicable, with respect thereto. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has taken no action designed to, or likely to have the effect of, delisting the Placement Shares from the TSX or Nasdaq, nor has the Company received any notification that any Governmental Authority (as defined below), the TSX or Nasdaq is contemplating terminating such listing. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company is subject to, and is in full compliance in all material respects with, (i) National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), (ii) the policies, rules and regulations of the TSX and (iii) the policies, rules and regulations of Nasdaq.

(d) Independent Accountants. Ernst & Young LLP, the Company’s auditors, are independent public accountants with respect to the Company and its consolidated subsidiaries (the “Subsidiaries”) as required under applicable Canadian Securities Laws and U.S. Securities Laws (as defined below). KPMG LLP, who have audited certain financial statements of the Company and the Subsidiaries, were at all relevant times during their appointment as the Company’s auditors, independent public accountants with respect to the Company and the Subsidiaries as required under applicable Canadian Securities Laws and U.S. Securities Laws. There has never been a reportable event (within the meaning of NI 51-102) between the Company and such auditors or any former auditors of the Company. The responsibilities and composition of the Company’s audit committee comply with, and the audit committee operates in accordance with, National Instrument 52-110 – Audit Committees and the applicable requirements of the Commission and Nasdaq. “U.S. Securities Laws” means the Securities Act and the Exchange Act of 1934, as amended (the “Exchange Act”), the respective rules and regulations of the Commission thereunder and applicable state securities laws.

(e) Financial Statements. The consolidated financial statements and related notes of the Company and the Subsidiaries contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package (the “Company Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods specified, except as may be expressly stated in the notes thereto, contain no misstatements of material fact and present fairly, in all material respects, the financial condition of the Company on a consolidated basis as at the date thereof and the results of the operations and cash flows of the Company on a consolidated basis for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company on a consolidated basis that are required to be disclosed in such financial statements and there has been no material change in accounting policies or practices of the Company since March 31, 2025. There are no material liabilities of the Company or any Subsidiary whether direct, indirect, absolute, contingent or otherwise required to be disclosed in the Company Financial Statements which are not disclosed or reflected in the Company Financial Statements except those disclosed in the Registration Statement, Prospectuses and Disclosure Package. The financial information of the Company included in the Registration Statement, Prospectuses and Disclosure Package has been prepared on a basis consistent with that of the Company Financial Statements and the books and records of the Company and presents fairly in all material respects the consolidated financial position, results of operations, deficit and cash flow of the Company, respectively, as at the dates and for the periods indicated. Other than the financial statements contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package, no other financial statements or supporting schedules would have been required to be included in the Registration Statement, Prospectuses or the Disclosure Package under National Instrument 52-107 – Acceptable Accounting Principles and Auditing Standards and NI 51-102 under the Canadian Securities Laws. The interactive data in the eXtensible Business Reporting Language incorporated by reference into the Registration Statement fairly presents the information called for in all material respects and has been prepared in accordance with the Commission’s rules and guidelines applicable thereto.

(f) Statistical, Industry-Related and Market-Related Data. The statistical, industry and market related data included or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package are derived from sources which the Company reasonably believes to be accurate, reasonable and reliable, and such data agrees with the sources from which it was derived.

(g) Forward-Looking Statements. With respect to forward-looking information contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package: (i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made; (ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information and identifies material risk factors that could cause actual results to differ materially from the forward-looking information and states the material factors or assumptions used to develop forward-looking information; (iii) all future-oriented financial information (“FOFI”) and each financial outlook, if any (as defined in NI 51-102) has been prepared, to the extent such FOFI and financial outlook is comprised of measure(s) recognized under IFRS, in accordance with IFRS using the accounting policies the Company expects to use to prepare its historical financial statements for the period covered by the FOFI or the financial outlook; (iv) all FOFI presents fully, fairly and correctly in all material respects the expected results of the operations for the periods covered thereby; (v) all FOFI and each financial outlook (as defined in NI 51-102), if any, is based on assumptions that are reasonable in the circumstances, reflect the Company’s intended course of action, and reflect management’s expectations concerning the most probable set of economic conditions during the periods covered thereby; and (vi) all FOFI and each financial outlook (as defined in NI 51-102), if any, is limited to a period for which the information in the FOFI or financial outlook can be reasonably estimated.

(h) Accurate Disclosure. The statements set forth in the Registration Statement, Prospectuses and Disclosure Package under the headings “Material U.S. Federal Income Tax Considerations,” “Certain Canadian Federal Income Tax Considerations” and “Enforceability of Civil Liabilities by U.S. Investors,” insofar as such statements summarize legal matters, agreements, documents or proceedings discussed therein, are, in all material respects, accurate, complete and fair summaries of such legal matters, agreements, documents or proceedings.

(i) Transfer Agent. Computershare Trust Company of Canada, at its principal offices in Vancouver, British Columbia and Toronto, Ontario, has been duly appointed as the registrar and transfer agent of the Company in Canada with respect to the Common Shares and Computershare Trust Company, N.A. at its office in Canton, Massachusetts, has been duly appointed as co-transfer agent and co-registrar for the Common Shares in the United States.

(j) Disclosure Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has established and maintains disclosure controls and procedures (as defined under Canadian Securities Laws and U.S. Securities Laws) that (i) are designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Canadian Securities Laws and U.S. Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Canadian Securities Laws and U.S. Securities Laws and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Canadian Securities Laws and U.S. Securities Laws is accumulated and communicated to the Company’s management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure; (ii) have been evaluated by management of the Company for effectiveness as of the end of the Company’s most recent fiscal quarter; and (iii) are effective in all material respects to perform the functions for which they were established.

(k) Internal Controls. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company and its Subsidiaries maintain a system of internal accounting and other controls sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS and that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and the Subsidiaries; (ii) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS; (iii) are designed to provide reasonable assurance that receipts and expenditures of the Company and the Subsidiaries are being made only in accordance with authorizations of management and directors of the Company; and (iv) are designed to provide reasonable assurance regarding prevention or timely detection of an unauthorized acquisition, use or disposition of the assets of the Company and the Subsidiaries that could have a material effect on the annual consolidated financial statements or interim consolidated financial statements of the Company. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company believes that the Company’s internal control over financial reporting (as such term is defined under Canadian Securities Laws and U.S. Securities Laws) is effective. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, since the end of the Company’s most recent unaudited fiscal quarter, there have been no new significant deficiencies or material weakness in the Company’s internal control over financial reporting (whether or not remediated) and there have been no changes in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance with the certification requirements under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings with respect to the Company’s annual and interim filings with the Canadian Qualifying Authorities.

(l) Credit Rating. No credit rating organization (i) has imposed (or has informed the Company that it is considering imposing) any condition (financial or otherwise) to retain any rating assigned to the Company or any of the Subsidiaries or to any securities of the Company or any of the Subsidiaries or (ii) has indicated to the Company that it is considering (A) the downgrading, suspension, or withdrawal of, or any review (or of any potential or intended review) for a possible change in, any rating so assigned (including, without limitation, the placing of any of the foregoing ratings on credit watch with negative or developing implications or under review with an uncertain direction) or (B) any change in the outlook for any rating of the Company or any of the Subsidiaries or any securities of the Company or any of the Subsidiaries.

(m) Incorporation of the Company and its Subsidiaries. Each of the Company and its Subsidiaries is a corporation duly incorporated, continued, amalgamated or organized and validly existing under the laws of the jurisdiction in which it was incorporated, continued, amalgamated or organized, as the case may be, and has all requisite corporate power and authority and is duly qualified and holds all necessary material permits, licenses and authorizations necessary or required to carry on its business as now conducted and proposed to be conducted and to own, lease or operate its properties and assets and no steps or proceedings have been taken by any person, voluntary or otherwise, requiring or authorizing its dissolution or winding up. Other than the Subsidiaries and other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has no direct or indirect Subsidiary nor any investment or any proposed investment in any person which in either case is or could be material to the business and affairs of the Company or which otherwise is required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(n) Capitalization. All of the issued and outstanding Common Shares or other equity interests of the Company and each of the Subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable (with respect to such other equity interests, to the extent required by applicable law), have been issued in compliance with all applicable Canadian Securities Laws, U.S. federal and foreign securities laws and were not issued in violation of, and, except as have been waived or disclosed in the Registration Statement, Prospectuses and Disclosure Package, are not subject to, any pre-emptive or similar rights. The Placement Shares and all other outstanding shares or other equity interests of the Company conform and will conform in all material respects to the descriptions thereof set forth in the Registration Statement, Prospectuses and Disclosure Package. None of the Placement Shares were issued in violation of any pre-emptive rights or other similar rights granted by the Company to any securityholder of the Company. The Company (either directly or indirectly through a Subsidiary) owns all of the issued and outstanding securities of each Subsidiary, free and clear of all encumbrances, other than pursuant to the credit facility acquired by the Company in connection with its acquisition of a 50.1% interest in Bevo Agtech Inc., claims or demands whatsoever and no person has any agreement, option, right or privilege (whether pre-emptive or contractual) capable of becoming an agreement, for the purchase from any person (other than the Company) of any interest in any of the shares of any Subsidiary.

(o) Due Authorization. The Company has all necessary power and authority to execute, deliver and perform its obligations under this Agreement and, if applicable, will have the necessary corporate power and authority to execute and deliver any amendment to the Registration Statement or Prospectuses prior to the filing thereof, and all necessary corporate action has been taken by the Company to authorize the execution and delivery by it of the Registration Statement, Prospectuses and Disclosure Package and the filing thereof, as the case may be, in each of the Canadian Qualifying Jurisdictions under Canadian Securities Laws or with the Commission under the Securities Act, as applicable.

(p) Agreement. The Company has duly authorized, executed and delivered this Agreement and this Agreement constitutes a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms, except that the enforceability thereof may be subject to (i) bankruptcy, insolvency, reorganization, receivership, moratorium, fraudulent conveyance, fraudulent transfer or other similar laws now or hereafter in effect relating to creditors’ rights generally and (ii) general principles of equity (whether applied by a court of law or equity) and the discretion of the court before which any proceeding therefor may be brought.

(q) No Defaults. Neither the Company nor any of the Subsidiaries is (i) in violation of its constating documents, or (ii) in default of the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, joint venture, mortgage, loan agreement, note, lease or other agreement or instrument to which it is a party or by which it or its property may be bound, except in the case of clause (ii) for any such violations or defaults that would not result in a Material Adverse Effect. “Material Adverse Effect” means the effect resulting from any change (including a decision to implement such a change made by the board of directors or by senior management of the Company or any Subsidiary who believe that confirmation of the decision of the board of directors is probable), event, violation, inaccuracy or circumstance that is materially adverse to the business, assets (including intangible assets), liabilities, capitalization, ownership, prospects, financial condition, or results of operations of the Company and the Subsidiaries, taken as a whole. To the knowledge of the Company, no counterparty to any material obligation, agreement, covenant or condition contained in any contract, indenture, trust deed, mortgage, loan agreement, note, lease or other agreement or instrument to which the Company or any Subsidiary is a party is in default in the performance or observance thereof, except where such violation or default in performance would not have a Material Adverse Effect.

(r) Compliance with Law and Licenses. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, each of the Company and the Subsidiaries has conducted and is conducting its business in compliance with all applicable laws and regulations of each jurisdiction in which it carries on business, except where the failure to so comply would not have a Material Adverse Effect. The Company and each of the Subsidiaries holds all material requisite licenses, registrations, qualifications, permits and consents necessary or appropriate for carrying on its business as currently carried on and all such licenses, registrations, qualifications, permits and consents are valid and subsisting and in good standing in all material respects. Without limiting the generality of the foregoing, neither the Company nor any Subsidiary has received a written notice of non-compliance, nor does it know of or have reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations or permits which would have a Material Adverse Effect.

(s) Real Property. Other than the Leased Premises (as defined below), each of the Company and the Subsidiaries is the absolute legal and beneficial owner of, and has good and marketable title to, all of the material properties and assets thereof and no other property or assets are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted. Any and all of the agreements and other documents and instruments pursuant to which each of the Company and Subsidiaries holds the material property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property (as defined herein)) are valid and subsisting agreements, documents and instruments in full force and effect, enforceable in accordance with the terms thereof, and such material properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and all material leases, licenses and other agreements pursuant to which the Company or any Subsidiary derives the interests thereof in such property are in good standing. The Company does not know of any claim or the basis for any claim that might or could materially and adversely affect the right of the Company or any Subsidiary to use, transfer or otherwise exploit their respective assets, none of the properties (or any interest in, or right to earn an interest in, any property) of the Company or any Subsidiary is subject to any right of first refusal or purchase or acquisition right, and neither the Company nor any Subsidiary has a responsibility or obligation to pay any commission, royalty, license fee or similar payment to any person with respect to the property and assets thereof. “Leased Premises” means each premises which the Company or any Subsidiary occupies as tenant. With respect to each of the Leased Premises, the Company and the Subsidiaries, as applicable, occupies the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or a Subsidiary occupies the Leased Premises is in good standing and in full force and effect, except where failure to be so would not reasonably be expected to result in a Material Adverse Effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate such leases or result in any additional or more onerous obligations under such leases. The Company has provided the Agent with true and complete copies of all leases in respect of the Leased Premises.

(t) Legal Proceedings. No legal, administrative, regulatory or governmental proceedings or inquiries, including any proceeding before Health Canada or any other Governmental Authority in Canada or any other country performing functions similar to those performed by Health Canada, are pending to which the Company or any Subsidiary is a party or to which the property thereof is subject that would result in the revocation or modification of any certificate, authority, permit or license necessary to conduct the business now owned or operated by the Company or any Subsidiary, including the Cannabis Licenses (as defined below), which, if the subject of an unfavourable decision, ruling or finding could reasonably be expected to have a Material Adverse Effect and, to the knowledge of the Company, no such legal or governmental proceedings or inquiries have been threatened against or are contemplated with respect to the Company or any Subsidiary or with respect to the properties or assets thereof.

(u) Actions. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there are no actions, suits, judgments, investigations or proceedings of any kind whatsoever outstanding, pending or, to the best of the Company’s knowledge, threatened against or affecting the Company or any Subsidiary, or the directors, officers or employees thereof, at law or in equity or before or by any commission, board, bureau or agency of any kind whatsoever and, to the best of the Company’s knowledge, there is no basis therefore and neither the Company nor any Subsidiary is subject to any judgment, order, writ, injunction, decree, award, rule, policy or regulation of any Governmental Authority, which, either separately or in the aggregate, may have a Material Adverse Effect or that would materially adversely affect the ability of the Company to perform its obligations under this Agreement. “Governmental Authority” means any governmental authority and includes, without limitation, any national or federal government, province, state, municipality or other political subdivision of any of the foregoing, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government and any corporation or other entity owned or controlled (through stock or capital ownership or otherwise) by any of the foregoing.

(v) No Consents. Except as shall have been made or obtained on or before each Applicable Time and associated Settlement Date, no consent, approval, authorization, order, filing, qualification or registration of or with any Governmental Authority or third party is required for execution, delivery or performance of this Agreement or the consummation of the transactions contemplated herein, except such (i) as may be required under the Canadian Securities Laws or the securities or “Blue Sky” laws of the U.S. state or non-U.S. jurisdiction or other non-U.S. laws applicable to the purchase of the Placement Shares or (ii) as may be required by the TSX and Nasdaq.

(w) Company Options. The number, range of exercise prices and weighted term of options to purchase Common Shares granted by the Company currently outstanding and the terms of the Company’s share compensation agreements conforms in all material respects to the description thereof contained or incorporated by reference in the Registration Statement, Prospectuses and Disclosure Package and, other than as contemplated by this Agreement or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, no person, firm or corporation has any agreement or option, right or privilege (contractual or otherwise) capable of becoming an agreement (including convertible or exchangeable securities and warrants) for the purchase or acquisition from the Company or any Subsidiary of any interest in any Common Shares or other securities of the Company or any Subsidiary whether issued or unissued.

(x) Shareholder Agreements. Except as described in the Registration Statement, Prospectuses and Disclosure Package, there are no voting trusts or agreements, shareholders’ agreements, buy sell agreements, rights of first refusal agreements, agreements relating to restrictions on transfer, pre-emptive rights agreements, tag-along agreements, drag-along agreements or proxies relating to any of the securities of the Company or the Subsidiaries, to which the Company or any of the Subsidiaries is a party.

(y) No Conflicts. Each of the execution and delivery of this Agreement, the performance by the Company of its obligations hereunder, the consummation of the transactions contemplated hereunder and the distribution of the Placement Shares by the Company, if applicable, (i) do not and will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under (whether after notice or lapse of time or both), (A) any Applicable Law (as defined below) applicable to the Company; (B) the constating documents, notice of articles, articles or resolutions of the directors or shareholders of the Company which are in effect at the date hereof; (C) any mortgage, note, indenture, contract, agreement, instrument, lease or other document to which the Company or any Subsidiary is a party or by which it is bound; or (D) any judgment, decree or order binding the Company or the property or assets of the Company or any Subsidiaries; and (ii) do not affect the rights, duties and obligations of any parties to any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries is a party or by which it is bound, nor give a party the right to terminate any mortgage, note, indenture, contract, agreement, joint venture, partnership, instrument, lease or other document to which the Company or any of the Subsidiaries is a party or by which it is bound, by virtue of the application of terms, provisions or conditions therein. “Applicable Law” means any U.S., Canadian or foreign federal, provincial, state or local statute, law (including, without limitation, common law) or ordinance, or any judgment, decree, rule, regulation, order or injunction.

(z) Related Party Transactions. Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, none of the directors, officers or employees of the Company or the Subsidiary, any person who owns, directly or indirectly, more than 10% of any class of securities of the Company or securities of any person exchangeable for more than 10% of any class of securities of the Company, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any transaction or any proposed transaction (including, without limitation, any loan made to or by any such person) with the Company which, as the case may be, materially affects, is material to or will materially affect the Company or any Subsidiary.

(aa) Tax Matters. All taxes (including income tax, capital tax, payroll taxes, employer health taxes, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by each of the Company and each Subsidiary have been paid in full when due or accrued as required, except where the failure to pay such Taxes would not constitute an adverse material fact in respect of the Company or the Subsidiaries or have a Material Adverse Effect. All tax returns, declarations, remittances and filings required to be filed by the Company and each Subsidiary have been filed when due with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading, except where the failure to file such documents would not have a Material Adverse Effect. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any Taxes that have been paid, or may be payable, by the Company or any Subsidiary in any case, except where such examinations, issues or disputes would not constitute an adverse material fact in respect of the Company or have a Material Adverse Effect.

(bb) No Limitations. Neither the Company nor any Subsidiary is a party to, bound by or, to the knowledge of the Company, affected by any commitment, agreement or document containing any covenant which expressly and materially limits the freedom of the Company or a Subsidiary to compete in any line of business, or to transfer or move any of its respective assets or operations in each case that could reasonably be expected to have a Material Adverse Effect.

(cc) Environmental Matters. Except as could not be expected, individually or in the aggregate, to have a Material Adverse Effect or as disclosed in the Registration Statement, Prospectuses and Disclosure Package: (i) neither the Company nor any of its Subsidiaries is in violation of any federal, state, local or foreign statute, law, rule, regulation, ordinance, code, policy or rule of common law or any judicial or administrative interpretation thereof, including any judicial or administrative order, consent, decree or judgment, relating to pollution or protection of human health, the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including, without limitation, laws and regulations relating to the release or threatened release of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum or petroleum products (collectively, “Hazardous Materials”) or to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials (collectively, “Environmental Laws”); (ii) the Company and its Subsidiaries have all permits, authorizations and approvals required under any applicable Environmental Laws and are each in compliance with their requirements; (iii) there are no pending or, to the Company’s knowledge, threatened administrative, regulatory or judicial actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, investigation or proceedings relating to any Environmental Law against the Company or any of its Subsidiaries; and (iv) there are no events or circumstances that might reasonably be expected to form the basis of an order for clean-up or remediation, or an action, suit or proceeding by any private party or governmental body or agency, against or affecting the Company or any of its Subsidiaries relating to Hazardous Materials or any Environmental Laws.

(dd) No Material Changes. Since the respective dates as of which information is given in the Registration Statement, Prospectuses and Disclosure Package or any amendment to the Registration Statement or amendment to the Prospectuses, there has not been: (i) any material change in the condition (financial or otherwise), or in the earnings, business, affairs, capital, prospects, operations or management of the Company or any of the Subsidiaries, whether or not arising in the ordinary course of business; or (ii) any dividend or distribution of any kind declared, paid or made by the Company or any of the Subsidiaries on shares in the capital of the Company or a Subsidiary, as applicable.

(ee) No Limitation on Payments. Except as otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package, there is no encumbrance or restriction on the ability of any Subsidiary of the Company to (x) pay dividends or make other distributions on such Subsidiary’s capital stock or to pay any indebtedness to the Company or any other Subsidiary of the Company, (y) make loans or advances or pay any indebtedness to, or investments in, the Company or any other Subsidiary or (z) transfer any of its property or assets to the Company or any other Subsidiary of the Company.

(ff) Labor Matters. No material work stoppage, strike, lock-out, labor disruption, dispute grievance, arbitration, proceeding or other conflict with the employees of the Company or any Subsidiary currently exists or, to the Company’s knowledge, is imminent or pending and each of the Company and each Subsidiary is in material compliance with all provisions of all federal, national, regional, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment and wages and hours.

(i) There are no material complaints against the Company or any Subsidiary before any employment standards branch or tribunal or human rights tribunal, nor any complaints or any occurrence which would reasonably be expected to lead to a complaint under any human rights legislation or employment standards legislation that would be material to the Company or any Subsidiary. There are no outstanding decisions or settlements or pending settlements under applicable employment standards legislation which place any material obligation upon the Company or any Subsidiary to do or refrain from doing any act. The Company and each Subsidiary are currently in material compliance with all workers’ compensation, occupational health and safety and similar legislation, including payment in full of all amounts owing thereunder, and there are no pending claims or outstanding orders of a material nature against either of them under applicable workers’ compensation legislation, occupational health and safety or similar legislation nor has any event occurred which may give rise to any such material claim.

(ii) Except for an agreement with certain production employees in Uruguay, neither the Company nor any Subsidiary is party to any collective bargaining agreements with unionized employees. To the Company’s knowledge, no action has been taken or is being contemplated to organize or unionize any other employees of the Company or any Subsidiary that would have a Material Adverse Effect on the Company or any Subsidiary.

(gg) Employee Plans. The Agent has been provided with a true and complete copy of each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Company and/or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company and/or any Subsidiary (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans.

(hh) Employment Law Matters. The Company and each Subsidiary is in compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages, except where non-compliance with such laws could not reasonably be expected to have a Material Adverse Effect.

(ii) No Material Loans. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, neither the Company nor any of its Subsidiaries has made any loans to or guaranteed the obligations of any person or which are required to be disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(jj) Investments. To the knowledge of the Company, the interest rate of each interest rate bearing Investment complies with applicable federal or provincial laws and other requirements pertaining to usury and, to the knowledge of the Company, any requirements of any federal, provincial or local law. “Investments” means each of the investments of the Company listed or otherwise disclosed in the Registration Statement, Prospectuses and Disclosure Package.

(i) Except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, there has been no material change in the value of the Investments since March 31, 2025.

(ii) All of the material contracts and agreements of the Company (including, for greater certainty, any contracts and agreements relating to the Investments) have been disclosed in the Registration Statement, Prospectuses and Disclosure Package. Neither the Company nor any of its Subsidiaries has received any notification from any party that it intends to terminate any such material contract.

(iii) Each of the material agreements and other documents and instruments pursuant to which the Company holds its Investments, property and assets and conducts its business is a valid and subsisting agreement, document and instrument in full force and effect, enforceable in accordance with the terms thereof, the Company is not in default of any of the material provisions of any such agreements, instruments or documents nor has any such default been alleged, and such Investments and assets are in good standing under the applicable statutes and regulations of the governing jurisdiction.

(kk) Minute Books and Corporate Records. Except for drafts of minutes of meetings which have not been approved by the board of directors and have been provided to the Agent, the minute books and corporate records of the Company and the Subsidiaries for the period from incorporation to the date hereof made available to the Agent, contain copies of all proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders and the directors (or any committee thereof) thereof and there have been no other meetings, resolutions or proceedings of the shareholders or directors of the Company or such Subsidiaries to the date hereof not reflected in such corporate records, other than those which are not material to the Company or the Subsidiaries, as the case may be.

(ll) No Stop Order. No order, ruling or determination having the effect of suspending the sale or ceasing the trading in any securities of the Company has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or, to the knowledge of the Company, are pending, contemplated or threatened by any regulatory authority.

(mm) Significant Acquisitions. Other than as disclosed in the Registration Statement, Prospectuses and Disclosure Package, the Company has not entered into any agreement to complete any “significant acquisition” (as such terms is defined in NI 51-102) that would require the filing of a “business acquisition report” (as defined in NI 51-102) pursuant to Canadian Securities Laws, nor is it proposing any such acquisition that has progressed to a state where a reasonable person would believe that the likelihood of the Company completing the acquisition is high, nor is it proposing any “probable acquisitions” (as contemplated by Form 41-101F1).

(nn) Foreign Private Issuer. The Company is, and upon completion of the transactions described herein, will be, a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act.

(oo) Disclosure Obligations. The Company is in compliance in all material respects with its continuous and timely disclosure obligations under Canadian Securities Laws and U.S. Securities Laws and has filed all documents required to be filed by it with the Canadian Qualifying Authorities and the Commission under applicable Canadian Securities Laws and U.S. Securities Laws, and no document has been filed on a confidential basis with the Canadian Qualifying Authorities that remains confidential at the date hereof. None of the documents filed in accordance with applicable Canadian Securities Laws and U.S. Securities Law contained, as at the date of filing thereof, a misrepresentation.

(pp) Intellectual Property. The Company and each of the Subsidiaries owns or has all proprietary rights provided in law and at equity to all patents, trademarks, service marks, logos, slogans, whether in word mark or, stylized or design format, copyrights, industrial designs, software, trade secrets, industrial designs, invention, technical data and information, know how, concepts, information and other intellectual and industrial property, whether registered or unregistered, and all rights and claims related thereto (collectively, “Intellectual Property”) necessary to permit the Company and the Subsidiaries to conduct their respective business as currently conducted as described in the Registration Statement, Prospectuses and Disclosure Package. Neither the Company nor any Subsidiary has received any notice nor is the Company aware of any infringement of or conflict with asserted rights of others with respect to any Intellectual Property or of any facts or circumstances that would render any Intellectual Property invalid or inadequate to protect the interests of the Company or a Subsidiary therein and which infringement or conflict (if subject to an unfavorable decision, ruling or finding) or invalidity or inadequacy would have a Material Adverse Effect.

(i) The Company and each Subsidiary has taken all reasonable steps to protect its Intellectual Property in those jurisdictions where, in the reasonable opinion of the Company and/or each Subsidiary it carries on a sufficient business to justify such steps.

(ii) There are no material restrictions on the ability of the Company and the Subsidiaries to use and exploit all rights in the Intellectual Property required in the ordinary course of the business of the Company and each Subsidiary, as applicable. None of the rights of the Company and each Subsidiary in the Intellectual Property will be impaired or affected in any way by the transactions contemplated by this Agreement.

(iii) Neither the Company nor any Subsidiary has received any notice or claim (whether written, oral or otherwise) challenging its ownership of or right to use any material Intellectual Property or suggesting that any other person has any claim of legal or beneficial ownership or other claim or interest with respect thereto, nor to the knowledge of the Company is there a reasonable basis for any claim that any person other than the Company or a Subsidiary has any claim of legal or beneficial ownership or other claim or interest in any material Intellectual Property.

(iv) All registrations of Intellectual Property are in good standing and are recorded in the name of the Company or a Subsidiary in the appropriate offices to preserve the rights thereto. Other than as would not have a Material Adverse Effect, all such registrations have been filed, prosecuted and obtained in accordance with all applicable legal requirements and are currently in effect and in compliance with all applicable legal requirements. No registration of Intellectual Property has expired, become abandoned, been cancelled or expunged, or has lapsed for failure to be renewed or maintained, except where such expiration, abandonment cancellation, expungement or lapse would not have a Material Adverse Effect.

(qq) Any and all of the material agreements and other material documents and instruments pursuant to which any of the Company and/or a Subsidiary holds the property and assets thereof (including any interest in, or right to earn an interest in, any Intellectual Property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with terms thereof, none of the Company nor a Subsidiary is in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all material leases, licenses and other agreements pursuant to which the Company or a Subsidiary derives the interests thereof in such property and assets are in good standing and there has been no material default under any such lease, license or agreement. None of the properties (or any interest in, or right to earn an interest in, any property) of the Company or a Subsidiary is subject to any right of first refusal or purchase or acquisition right.

(rr) Regulatory Matters. The Company is not aware of any licensing or legislation, regulation, by-law or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company presently in force or, to its knowledge, proposed to be brought into force, or any pending or contemplated change to any licensing or legislation, regulation, bylaw or other lawful requirement of any Governmental Authority having lawful jurisdiction over the Company or any Subsidiary presently in force, that the Company anticipates the Company or any one of its Subsidiaries will be unable to comply with or which could reasonably be expected to materially adversely affect the business of the Company or a Subsidiary or the business environment or legal environment under which such entity operates.

(ss) Insurance Matters. The Company and each Subsidiary maintains insurance, including, without limitation, general commercial liability, product liability and recall coverage, by insurers of recognized financial responsibility, against such losses, risks and damages to their assets (including biological assets) in such amounts as are customary for the business in which they are engaged and on a basis consistent with reasonably prudent persons in comparable businesses, and all of the policies in respect of such insurance coverage, fidelity or surety bonds insuring the Company and the Subsidiaries, and their respective directors, officers and employees, and the Company and the Subsidiaries’ assets, are in good standing and in full force and effect in all respects, and not in default. Each of the Company and each Subsidiary is in compliance with the terms of such policies and instruments in all material respects and there are no material claims by the Company or any Subsidiary under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has no reason to believe that it will not be able to renew such existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect, and neither the Company nor any Subsidiary has failed to promptly give any notice of any material claim thereunder.

(tt) No Materially Misleading Information. All information which has been prepared by the Company or any Subsidiary relating to the Company or any Subsidiary or their respective business, properties and liabilities and made available to the Agent, was, as of the date of such information and is as of the date hereof, true and correct in all material respects, taken as a whole, and no fact or facts have been omitted therefrom which would make such information materially misleading.

(uu) Cannabis Licenses. The Company has provided the Agent with copies of all material documents and correspondence relating to the licenses issued by all applicable regulatory and governmental authorities, including pursuant to the Access to Cannabis for Medical Purposes Regulations, the Narcotic Control Regulations and/or the Cannabis Act, as applicable (the “Cannabis Licenses”), to the Company and any Subsidiary. The Company and its Subsidiaries are in compliance with the terms and conditions of all such Cannabis Licenses and all other licenses, permits and authorizations required in connection with their respective businesses and the Company and each Subsidiary does not anticipate any variations or difficulties in obtaining, maintaining and/or renewing such Cannabis Licenses or any other required license, authorization or permit. The transactions contemplated herein (including the proposed use of proceeds from the offering of the Placement Shares) will not have any adverse impact on the Cannabis Licenses or require the Company or any Subsidiary to obtain any new license under the Cannabis Act or any other Applicable Law.

(vv) Foreign and German Licenses. The Company and its Subsidiaries have obtained all permits, consents, authorizations, orders, registrations, qualifications or licenses required in connection with their respective businesses as currently conducted, including: (i) the Cannabis Licenses, (ii) the German Licenses and (iii) any other authorization or permits from Health Canada or any similar domestic or foreign federal, provincial, municipal or other regulatory body or self-regulatory body in connection with the current and proposed conduct of its business. All such permits, consents, authorizations, orders, registrations, qualifications and licenses are in good standing and in full force and effect. “German Licenses” means the licenses held by Aurora Deutschland GmbH as at the date hereof.

(ww) Recalls. Except as would not, individually or in the aggregate, have a Material Adverse Effect, neither the Company nor any Subsidiary has ever received any notice or communication from any customer or government or regulatory authority (including Health Canada) alleging a material defect, an issue requiring a material recall or quarantine of product (whether voluntary, required or otherwise) or claim in respect of any products supplied or sold by the Company or any Subsidiary to a customer and, to the Company’s knowledge, there are no circumstances that would give rise to any reports, recalls, public disclosure, announcements or customer communications that are required to be made by the Company or any Subsidiary in respect of any products supplied or sold by the Company or any Subsidiary.

(xx) Research and Development. All product research and development activities, quality assurance, quality control, testing, and research and analysis activities, conducted by the Company and each Subsidiary in connection with their business is conducted in accordance with standard industry practices and in compliance, in all material respects, with applicable law and regulation and with all industry, laboratory safety, management and training standards applicable to the Company’s current and proposed business, including its own standard operating procedures and EU GMP standards, where applicable, and all such processes, procedures and practices, required in connection with such activities are in place as necessary and are being complied with, in all material respects.

(yy) Employee Clearance. Each individual employed by or associated with the Company and the Subsidiaries that is required to hold security clearance under the Cannabis Act and related regulations in order to maintain the Cannabis Licenses holds such clearance and the Company and each Subsidiary is not aware of any circumstance that would affect such security clearances.

(zz) Privacy and IT Systems. Each of the Company and each Subsidiary has security measures and safeguards in place to protect personal information it collects from registered patients and customers and other parties from illegal or unauthorized access or use by its personnel or third parties or access or use by its personnel or third parties in a manner that violates the privacy rights of third parties. The Company and the Subsidiaries have complied, in all material respects, with all applicable privacy and consumer protection legislation and none has collected, received, stored, disclosed, transferred, used, misused or permitted unauthorized access to any information protected by privacy laws, whether collected directly or from third parties, in an unlawful manner. The Company and the Subsidiaries have taken all reasonable steps to protect personal information against loss or theft and against unauthorized access, copying, use, modification, disclosure or other misuse. The information technology assets and equipment, computers, systems, networks, hardware, software, websites, applications, and databases utilized by the Company and the Subsidiaries (collectively, “IT Systems”) are adequate for, and operate and perform in all material respects as required in connection with the operation of the business of the Company and the Subsidiaries as currently conducted, free and clear of all material bugs, errors, defects, Trojan horses, time bombs, malware and other corruptants. Neither the Company nor any Subsidiary is, to its knowledge, aware of any security breach or unauthorized disclosure of information collected from patients and customers.

(aaa) Market Activities. Neither the Company nor any of its affiliates has and, to the Company’s knowledge, no one acting on its behalf has, (i) taken any action designed to cause or to result in, or that has constituted or which might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company, whether to facilitate the sale or resale of any of the Placement Shares or otherwise, (ii) sold, bid for, purchased, or paid anyone any compensation for soliciting purchases of, any of the Placement Shares, or (iii) except as disclosed in the Registration Statement, Prospectuses and Disclosure Package, paid or agreed to pay to any person any compensation for soliciting another to purchase any other securities of the Company.

(bbb) No U.S. Activities. Neither the Company nor any of its Subsidiaries nor any director, officer, employee or any agent or other person acting on behalf of the Company or any Subsidiary nor, to the Company’s knowledge after reasonable inquiry, any entity in which the Company holds an equity interest, has cultivated, produced, processed, imported or distributed any cannabis or cannabinoid product or has otherwise engaged in any direct or indirect dealings or transactions, in each case, involving the purchase or sale of cannabis or cannabinoid product by the Company or any of its controlled Subsidiaries in or to any jurisdiction (including the United States of America, its territories and possessions, any state of the United States and the District of Columbia) where such activity is illegal. The Company and its Subsidiaries have instituted and maintained policies and procedures reasonably designed to ensure that the Company and its Subsidiaries do not carry on any activities in, or distribute any products to, any jurisdiction where such activities or products are not fully in compliance with applicable laws, and that the Company does not maintain investments in any entity that carries on any activities in, or distributes any products to, any jurisdiction where such activities or products are not fully in compliance with applicable laws.

(ccc) U.S. Compliance. Neither the Company nor any of its Subsidiaries has violated U.S. federal or state criminal laws, including, without limitation, the Federal Cannabis Laws, the Racketeering Influenced and Corrupt Practices Act, the Travel Act or any anti-money laundering statute. No action, suit or proceeding by or before any U.S. court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to U.S. federal or state criminal laws is pending or, to the Company’s knowledge, threatened.

(ddd) Investment Company Act. The Company is not and, after giving effect to transactions described herein, including the proposed use of proceeds from the offering of the Placement Shares, as described in the Registration Statement, Prospectuses and Disclosure Package, will not be an “investment company” as defined under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

(eee) Compliance with Sarbanes-Oxley Act. Except as disclosed in the Registration Statement, the Prospectuses and the Disclosure Package, the Company and its Subsidiaries and their respective officers and directors are in compliance with the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated in connection therewith.

(fff) Compliance with Anti-Corruption Laws. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary, has (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made or taken an act in furtherance of an offer, promise or authorization of any direct or indirect unlawful payment of corporate funds or benefit to any foreign or domestic government or regulatory official or employee, including, without limitation, of any government-owned or controlled entity or of a public international organization, or any person acting in an official capacity for or on behalf of any of the foregoing, or any political party or party official or candidate for political office; (iii) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, as amended, the Corruption of Foreign Public Officials Act (Canada), the U.K. Bribery Act 2010, or any applicable law or regulation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or committed an offense under any other applicable anti-bribery or anti-corruption laws; or (iv) made, offered, agreed, requested or taken an act in furtherance of any unlawful bribe or other unlawful benefit, including, without limitation, any rebate, payoff, influence payment, kickback or other unlawful or improper payment or benefit. The Company has instituted, maintained and enforced, and will continue to maintain and enforce, policies and procedures designed to promote and ensure compliance with all applicable anti-bribery and anti-corruption laws.

(ggg) Compliance with USA Patriot Act. The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with all applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act), the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the applicable anti-money laundering statutes of all jurisdictions in which the Company and the Subsidiaries conduct business, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”), and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or the Subsidiaries with respect to the Anti-Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(hhh) No Conflicts with Sanctions Laws. Neither the Company nor any Subsidiary, nor any director or officer of the Company or any Subsidiary, nor, to the knowledge of the Company, any agent, employee or representative of the Company or any Subsidiary, affiliate or other person associated with or acting on behalf of the Company or any Subsidiary is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the U.S. Department of Treasury’s Office of Foreign Assets Control or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), Canadian Government, the United Nations Security Council, the European Union, His Majesty’s Treasury or other relevant sanctions authority (collectively, “Sanctions”), nor is the Company or any Subsidiary located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Burma (Myanmar), Iran, North Korea, Sudan, Syria, the Crimea Region and the non-government controlled areas of Zaporizhzhia and Kherson Regions of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic and Russia (each, a “Sanctioned Country”); and the Company will not directly or indirectly use the proceeds of the offering of the Placement Shares, or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Country or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as underwriter, advisor, investor or otherwise) of Sanctions. Since April 24, 2019, the Company and the Subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Country.

(iii) No Stamp Duty. There are no stamp or other issuance or transfer taxes or duties or other similar fees or charges required to be paid in connection with the execution and delivery of this Agreement or the issuance or sale of the Placement Shares.

(jjj) No Withholding Tax. All payments to the Agent pursuant to this Agreement shall be made without withholding for taxes under the Income Tax Act (Canada) provided that such payments are not in respect of services rendered in Canada.

(kkk) Certificates. Each certificate signed by any officer of the Company or any of the Subsidiaries, delivered to the Agent or to counsel for the Agent shall be deemed a representation and warranty by the Company or any such Subsidiary (and not individually by such officer) to the Agent with respect to the matters covered thereby.

(lll) The Placement Shares. When issued in accordance with this Agreement, and upon receipt of payment for the Placement Shares, the Placement Shares will have been duly and validly created and issued as fully paid and non-assessable.

(mmm) Canadian Reporting Issuer; Listing of Common Shares. The Company is a reporting issuer under the securities laws of each province in Canada that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by any Canadian Qualifying Authority in each such jurisdiction that maintains such a list; the outstanding Common Shares are registered pursuant to Section 12(b) of the Exchange Act.

(nnn) Not an Ineligible Issuer. The Company currently is not an “ineligible issuer,” as defined in Rule 405 of the rules and regulation of the Commission.

(ooo) Distribution of Offering Material By the Company. The Company has not distributed and will not distribute, prior to the completion of the Agent’s distribution of the Placement Shares, any offering material in connection with the offering and sale of the Placement Shares other than the Prospectus or the Registration Statement.

(ppp) Exchange Act Compliance. The documents incorporated or deemed to be incorporated by reference in the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the Exchange Act.

(qqq) Brokers. Except for the Agent, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(rrr) No Outstanding Loans. Except as described in the Prospectus, there are no outstanding loans, advances (except normal advances for business expenses in the ordinary course of business) or guarantees or indebtedness by the Company to or for the benefit of any of the officers or directors of the Company or any of the members of any of them.

(sss) No Reliance. The Company has not relied upon the Agent or legal counsel for the Agent for any legal, tax or accounting advice in connection with the offering and sale of the Placement Shares.

(ttt) Outbound Investment Security Program. Neither the Company nor any of its subsidiaries is a “covered foreign person”, as that term is defined in 31 C.F.R. § 850.209. Neither the Company nor any of its subsidiaries currently engages, or has plans to engage, directly or indirectly, in a “covered activity”, as that term is defined in in 31 C.F.R. § 850.208 (“Covered Activity”). The Company does not have any joint ventures that engage in or plan to engage in any Covered Activity. The Company also does not, directly or indirectly, hold a board seat on, have a voting or equity interest in, or have any contractual power to direct or cause the direction of the management or policies of any person or persons that engages or plans to engage in any Covered Activity.

The Company acknowledges that the Agent and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to the Agent, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

7. Covenants of the Company. The Company covenants and agrees as follows:

(a) Registration Statement Amendments. After the date of this Agreement and during any period in which a Prospectus relating to any Placement Shares is required to be delivered by the Agent under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Company will notify the Agent promptly of the time when any subsequent amendment to the Registration Statement, other than documents incorporated by reference, has been filed with the Commission and/or has become effective or any subsequent supplement to the Prospectus has been filed and of any request by the Commission for any amendment or supplement to the Registration Statement or Prospectus or for additional information, (ii) the Company will prepare and file with the Commission, promptly upon the Agent’s request, any amendments or supplements to the Registration

Statement or Prospectus that, in the Agent’s reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by the Agent (provided, however, that the failure of the Agent to make such request shall not relieve the Company of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Registration Statement or Prospectus, other than documents incorporated by reference, relating to the Placement Shares or a security convertible into the Placement Shares unless a copy thereof has been submitted to the Agent within a reasonable period of time before the filing and the Agent has not reasonably objected thereto (provided, however, that the failure of the Agent to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect the Agent’s right to rely on the representations and warranties made by the Company in this Agreement) and the Company will furnish to the Agent at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Registration Statement or Prospectus, except for those documents available via EDGAR; (iv) the Company will cause each amendment or supplement to the Prospectus, other than documents incorporated by reference, to be filed with the Commission as required pursuant to the Rules and Regulations and pursuant to applicable Canadian Securities Laws, and (v) prior to the termination of this Agreement, the Company will notify the Agent if at any time the Registration Statement shall no longer be effective as a result of the passage of time or otherwise.

(b) Notice of Stop Orders. The Company will advise the Agent promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission or any Canadian Qualifying Authority of any stop order or similar order suspending the effectiveness of the Registration Statement or the use of the Canadian Prospectus, as applicable, or of the suspension of the qualification of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order or similar order or to obtain its withdrawal if such order should be issued. The Company agrees to notify the Agent promptly upon the Company becoming an “ineligible issuer”, as defined in Rule 405 of the rules and regulation of the Commission.

(c) Delivery of Prospectus; Subsequent Changes. During any period in which a Prospectus relating to the Placement Shares is required to be delivered by the Agent under the Securities Act with respect to a pending sale of the Placement Shares, (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by the Securities Act, as from time to time in force, and to file on or before their respective due dates all reports and any definitive proxy or information statements required to be filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act and with the Canadian Qualifying Authorities pursuant to the Canadian Securities Laws. If during such period any event occurs as a result of which the Prospectuses as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Registration Statement or Prospectuses to comply with the Securities Act or the Canadian Securities Laws, the Company will promptly notify the Agent to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Registration Statement, Canadian Base Prospectus or Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(d) Listing of Placement Shares. During any period in which the Prospectus relating to the Placement Shares is required to be delivered by the Agent under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on Nasdaq and the TSX and to qualify the Placement Shares for sale under the securities laws of such jurisdictions as it reasonably designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(e) Delivery of Registration Statement and Prospectus. The Company will furnish to the Agent and its counsel (at the expense of the Company) copies of the Registration Statement, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Registration Statement or Prospectus that are filed with the Commission or with the Canadian Qualifying Authorities during any period in which a Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with the Commission during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as the Agent may from time to time reasonably request and, at the Agent’s request, will also furnish copies of the Prospectus to each exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectus) to the Agent to the extent such document is available on SEDAR+ or EDGAR.

(f) Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal year, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(g) Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 11 hereunder, will pay the following expenses all incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to (i) the preparation, printing and filing of the Registration Statement and Canadian Base Prospectus and each amendment and supplement thereto, of each Prospectus and of each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 7(d) of this Agreement, including filing fees, (iv) the printing and delivery to the Agent of copies of the Prospectus and any amendments or supplements thereto, and of this Agreement, (v) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on Nasdaq and the TSX, (vi) the filing fees and expenses, if any, of the Commission and the Canadian Qualifying Authorities, (vii) the reasonable, documented out-of-pocket fees, disbursements and other charges of the Agent incurred on or prior to the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that (1) such fees, disbursements and other charges of the Agent shall be paid upon receiving an invoice or invoices therefore from the Agent and (2) such fees and disbursements of counsel shall not exceed US$150,000 in the aggregate and (viii) the reasonable out-of-pocket fees, disbursements and other charges of the Agent incurred after the date hereof in connection with this Agreement, the Registration Statement and the Prospectuses, including, without limitation, the fees and disbursements of counsel, provided that such fees, disbursements and other charges of the Agent shall be paid upon receiving an invoice or invoices therefore from the Agent and such fees and disbursement of counsel shall not exceed US$25,000 in the aggregate per Representation Date.

(h) Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectus in the section entitled “Use of Proceeds.”

(i) Notice of Other Sales. During the pendency of any Placement Notice given hereunder, and for 5 trading days following the termination of any Placement Notice given hereunder, the Company shall provide the Agent notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to the any option, bonus or other plan or arrangement described in the Prospectuses, (ii) the issuance of securities in connection with an acquisition, merger or sale or purchase of assets or (iii) the issuance or sale of Common Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time provided the implementation of such is disclosed to the Agent in advance or (iv) any Common Shares issuable upon the exchange, conversion or redemption of securities or the exercise of warrants, options or other rights in effect or outstanding.

(j) Change of Circumstances. The Company will, at any time during a fiscal quarter in which the Company intends to tender a Placement Notice or sell Placement Shares, advise the Agent promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to the Agent pursuant to this Agreement.

(k) Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by the Agent and its agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as the Agent may reasonably request.

(l) Required Filings Relating to Placement of Placement Shares. The Company agrees that on such dates as the Securities Act shall require, the Company will (i) file a prospectus supplement with the Commission pursuant to General Instruction II.L of Form F-10 under the Securities Act, which prospectus supplement will set forth, within the relevant period, the amount of Placement Shares sold, the Net Proceeds to the Company and the compensation payable by the Company with respect to such Placement Shares, and (ii) deliver such number of copies of each such prospectus supplement to each exchange or market on which such sales were effected as may be required by the rules or regulations of such exchange or market.

(m) Representation Dates; Certificate. On or prior to the First Delivery Date and each time the Company (i) files the Prospectuses relating to the Placement Shares or amends or supplements the Registration Statement or the Prospectuses relating to the Placement Shares by means of a post-effective amendment or supplement but not by means of incorporation of document(s) by reference to the Registration Statement or the Prospectuses relating to the Placement Shares; (ii) files an annual report on Form Form 20-F, Form 40-F or Form 10-K; (iii) files or amends interim financial statements on Form 6-K (each date of filing of one or more of the documents referred to in clauses (i) through (iii) shall be a “Representation Date”); the Company shall furnish the Agent with a certificate, in the form attached hereto as Exhibit 7(m) within three (3) Trading Days of any Representation Date if requested by the Agent. The requirement to provide a certificate under this Section 7(m) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide the Agent with a certificate under this Section 7(m), then before the Company delivers the Placement Notice or the Agent sells any Placement Shares, the Company shall provide the Agent with a certificate, in the form attached hereto as Exhibit 7(m), dated the date of the Placement Notice.

(n) Legal Opinions. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall cause to be furnished to the Agent (i) a written opinion of Stikeman Elliott LLP, Canadian counsel for the Company (the “Company’s Canadian Counsel”), which may rely on applicable local counsel opinions, and (ii) a written opinion and negative assurance letter of Paul, Weiss, Rifkind, Wharton & Garrison LLP, U.S. counsel for the Company (the “Company’s U.S. Counsel”), or other counsel satisfactory to the Agent, in form and substance satisfactory to the Agent and its counsel, dated the date that the opinion is required to be delivered, substantially similar to the forms attached hereto as Exhibit 7(n)(i) and Exhibit 7(n)(ii), respectively, modified, as necessary, to relate to the Registration Statement and the Prospectus as then amended or supplemented; provided, however, that in lieu of such opinions for subsequent Representation Dates, counsel may furnish the Agent with a letter to the effect that the Agent may rely on a prior opinion delivered under this Section 7(n) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Registration Statement and the Prospectus as amended or supplemented at such Representation Date).

(o) Comfort Letters. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall cause Ernst & Young LLP, and, solely for the First Delivery Date, KPMG LLP, to furnish to the Agent letters (“Comfort Letters”), dated the date each Comfort Letter is delivered, in form and substance satisfactory to the Agent, (i) confirming that they are, or were during all relevant periods, independent registered public accounting firm within the meaning of the Securities Act and the PCAOB, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to the Agent in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Registration Statement and the Prospectus, as amended and supplemented to the date of such letter. For the avoidance of doubt, no additional Comfort Letter will be required from KPMG LLP upon and following the filing of the Company’s consolidated financial statements for the year ended March 31, 2026.

(p) Chief Financial Officer Certificate. On or prior to the First Delivery Date and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(m) for which no waiver is applicable, the Company shall deliver a certificate executed by the Chief Financial Officer of the Company in the form of Exhibit 7(p) attached hereto.

(q) Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Placement Shares or (ii) sell, bid for, or purchase the Placement Shares, or pay anyone any compensation for soliciting purchases of the Placement Shares other than the Agent; provided, however, that the Company may bid for and purchase Common Shares in accordance with Rule 10b-18 under the Exchange Act.

(r) Insurance. The Company and its Subsidiaries shall maintain, or cause to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for the business in which it is engaged.

(s) Compliance with Laws. The Company and each of its Subsidiaries shall maintain, or cause to be maintained, all material permits, licenses and other authorizations required by foreign, federal, state and local law in order to conduct their businesses as described in the Prospectus, and the Company and each of its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations or applicable laws could not reasonably be expected to result in a Material Adverse Change.

(t) Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor its Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(u) Securities Act and Exchange Act. The Company will use its best efforts to comply with all requirements imposed upon it by the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectus.

(v) No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and the Agent in its capacity as principal or agent hereunder, neither the Agent nor the Company (including its agents and representatives, other than the Agent in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Placement Shares hereunder.

(w) Sarbanes-Oxley Act. The Company and its Subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act.

(x) Block Sales. In the event the Company engages the Agent for a sale of Placement Shares that would constitute a “block” within the meaning of Rule 10b-18(a)(5) under the Exchange Act (a “Block Sale”), the Company will provide the Agent, at the Agent’s request and upon reasonable advance notice to the Company, on or prior to the Settlement Date, the opinions of counsel, accountant’s letter and officers’ certificates set forth in Section 8 hereof, each dated the Settlement Date, and such other documents and information as the Agent shall reasonably request.

8. Conditions to Agent’s Obligations. The obligations of the Agent hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by the Agent of a due diligence review satisfactory to the Agent in its reasonable judgment, and to the continuing satisfaction (or waiver by the Agent in its sole discretion) of the following additional conditions:

(a) Registration Statement Effective. The Registration Statement shall be effective and shall be available for (i) all sales of Placement Shares issued pursuant to all prior Placement Notices and (ii) the sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b) No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company or any of its Subsidiaries of any request for additional information from the Commission, the Canadian Qualifying Authorities or any other federal or state governmental authority during the period of effectiveness of the Registration Statement, the response to which would require any post-effective amendments or supplements to the Registration Statement or the Prospectus; (ii) the issuance by the Commission, the Canadian Qualifying Authorities or any other federal or state governmental authority of any stop order suspending the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; or (iv) the occurrence of any event that makes any material statement made in the Registration Statement or the Prospectuses or any document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Registration Statement, related Prospectuses or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of the Prospectuses, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(c) No Misstatement or Material Omission. The Agent shall not have advised the Company that the Registration Statement or Prospectuses, or any amendment or supplement thereto, contains an untrue statement of fact that in the Agent’s reasonable opinion is material, or omits to state a fact that in the Agent’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d) Material Changes. Except as disclosed in the Prospectus, or disclosed in the Company’s reports filed with the Commission, there shall not have been any material adverse change, on a consolidated basis, in the authorized capital stock of the Company or any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change, or any downgrading in or withdrawal of the rating assigned to any of the Company’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of the Agent (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectus.

(e) Company Counsel Legal Opinions. The Agent shall have received the opinions of the Company’s U.S. Counsel and the Company’s Canadian Counsel required to be delivered pursuant to Section 7(n) on or before the date on which such delivery of such opinion is required pursuant to Section 7(n).

(f) Agent’s Counsel Legal Opinions. The Agent shall have received, on or before the date on which the delivery of opinions of the Company’s U.S. counsel and Canadian counsel are required pursuant to Section 7(n), a written opinion and negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, U.S. counsel for the Agent with respect to such matters as the Agent may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(g) Comfort Letter. The Agent shall have received the Comfort Letters required to be delivered pursuant to Section 7(o) on or before the date on which such delivery of such Comfort Letters are required pursuant to Section 7(o).

(h) Representation Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 7(m) on or before the date on which delivery of such certificate is required pursuant to Section 7(m).

(i) Secretary’s Certificate. On or prior to the First Delivery Date, the Agent shall have received a certificate, signed on behalf of the Company by its corporate Secretary, in form and substance satisfactory to the Agent and its counsel.

(j) Chief Financial Officer Certificate. The Agent shall have received the certificate required to be delivered pursuant to Section 7(p) on or before the date on which delivery of such certificate is required pursuant to Section 7(p).

(k) No Suspension. Trading in the Common Shares shall not have been suspended on Nasdaq or the TSX.

(l) Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(m), the Company shall have furnished to the Agent such appropriate further information, certificates and documents as the Agent may have reasonably requested. All such opinions, certificates, letters and other documents shall have been in compliance with the provisions hereof. The Company will furnish the Agent with such conformed copies of such opinions, certificates, letters and other documents as the Agent shall have reasonably requested.

(m) Securities Act Filings Made. All filings with the Commission required by General Instruction II.L of Form F-10 under the Securities Act and required by Canadian Securities Laws to have been filed prior to the issuance of any Placement Notice hereunder shall have been made within the applicable time period prescribed for such filing by General Instruction II.L of Form F-10 under the Securities Act and Canadian Securities Laws. For greater certainty and notwithstanding anything to the contrary in this Agreement, no Placement Shares will be offered or sold in Canada.

(n) Approval for Listing. (i) The Company has filed with Nasdaq a listing of additional shares notification form for the Placement Shares and has received no objections to such form from the staff of Nasdaq and (ii) the Placement Shares shall have been conditionally approved for listing on the TSX, subject only to fulfilling customary conditions of the TSX.

(o) No Termination Event. There shall not have occurred any event that would permit the Agent to terminate this Agreement pursuant to Section 11(a).

(p) Distribution of Offering Materials. The Company has not distributed and will not distribute, during the term of this Agreement, any “marketing materials” (as defined in National Instrument 41-101 – General Prospectus Requirements) in connection with the offering and sale of the Placement Shares other than the Registration Statement, the Prospectuses or any free writing prospectus reviewed and consented to by the Agent, provided that the Agent covenants with the Company not to take any action that would result in the Company being required to file with the Canadian Qualifying Authorities any “marketing materials” that otherwise would not be required to be filed by the Company, but for the action of the Agent.

9. Indemnification and Contribution.

(a) Company Indemnification. The Company agrees to indemnify and hold harmless the Agent, the directors, officers, partners, employees and agents of the Agent and each person, if any, who (i) controls the Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with the Agent from and against any and all losses, claims, liabilities, expenses and damages (including, but not limited to, any and all reasonable investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section 9(c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which the Agent, or any such person, may become subject under the Securities Act, the Exchange Act, Canadian Securities Laws or other federal or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (x) any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement or the Prospectuses or any amendment or supplement to the Registration Statement or the Prospectuses or in any free writing prospectus or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Common Shares under the securities laws thereof or filed with the Commission, (y) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it not misleading or (z) any breach by any of the indemnifying parties of any of their respective representations, warranties and agreements contained in this Agreement; provided, however, that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Placement Shares pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance upon and in conformity with the Agent’s Information. This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b) Agent Indemnification. The Agent agrees to indemnify and hold harmless the Company and its directors and each officer of the Company that signed the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendments thereto) or the Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with the Agent’s Information.

(c) Procedure. Any party that proposes to assert the right to be indemnified under this Section 9(c) will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9(c), notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9(c) and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9(c) unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9(c) (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding.

(d) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9(d) is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or the Agent, the Company and the Agent will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than the Agent, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and the Agent may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and the Agent on the other. The relative benefits received by the Company on the one hand and the Agent on the other hand shall be deemed to be in the same proportion as the total Net Proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by the Agent from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and the Agent, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or the Agent, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and the Agent agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for the purpose of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9(c) hereof. Notwithstanding the foregoing provisions of this Section 9(d), the Agent shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of the Agent, will have the same rights to contribution as that party, and each officer of the Company who signed the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(c) hereof.

10. Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 9 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of the Agent, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

11. Termination.

(a) The Agent shall have the right by giving notice as hereinafter specified at any time to terminate its obligations under this Agreement if (i) any Material Adverse Change, or any development that could reasonably be expected to result in a Material Adverse Change has occurred that, in the reasonable judgment of the Agent, may materially impair the ability of the Agent to sell the Placement Shares hereunder, (ii) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7(m), 7(n), or 7(o), the Agent’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required, (iii) any other condition of the Agent’s obligations hereunder is not fulfilled, or (iv), any suspension or limitation of trading in the Placement Shares or in securities generally on the Nasdaq Stock Market, the NYSE or the TSX shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g) (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Representations and Agreements to Survive Delivery), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 17 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If the Agent elects to terminate its obligations under this Agreement as provided in this Section 11(a), the Agent shall provide the required notice as specified in Section 12 (Notices).

(b) The Company shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate this Agreement with the Agent in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(c) The Agent shall have the right, by giving ten (10) days’ notice as hereinafter specified to terminate its obligations under this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(g), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(d) Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the issuance and sale of all of the Placement Shares through the Agent on the terms and subject to the conditions set forth herein; provided that the provisions of Section 7(g), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(e) This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(g), Section 9, Section 10, Section 16 and Section 17 shall remain in full force and effect.

(f) Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by the Agent or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

12. Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified in this Agreement, and if sent to TD Securities, shall be delivered to TD Securities (USA) LLC, 1 Vanderbilt Avenue, New York, NY 10017, United States, email: [***], Attention: General Counsel; or if sent to the Company, shall be delivered to Aurora Cannabis Inc. 2207 90B Street SW, Edmonton, Alberta T6X 1V8, Canada, Attention: Nathalie Clark, Executive Vice President, General Counsel & Corporate Secretary, [***]. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day (as defined below), or, if such day is not a Business Day on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the U.S. mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which Nasdaq and commercial banks in the City of New York and Edmonton, Alberta are open for business.

13. Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and the Agent and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. No party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that the Agent may assign its rights and obligations hereunder to its affiliates without obtaining the Company’s consent.

14. Additional Agents. Upon five Business Days’ written notice to the Agent, the Company may, in its sole discretion, designate one or more qualified broker-dealers to serve as Agent under this Agreement (each, an “Additional Agent”). In the event the Company designates one or more Additional Agents pursuant to this Agreement, any such Additional Agent shall be deemed an Agent for all purposes of this Agreement, with all the rights and obligations of the Agent set forth herein.

15. Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Common Shares.

16. Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and the Agent. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

17. Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement, and its agent for service of process, as applicable, and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. By the execution and delivery of this Agreement, the Company (i) acknowledges that it has, by separate written instrument, irrevocably designated and appointed Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711 (or any successor) (together with any successor, the “Agent for Service”), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Placement Shares, that may be instituted in any federal or state court in the State of New York, or brought under U.S. securities laws, and acknowledges that the Agent for Service has accepted such designation, and (ii) agrees that service of process upon the Agent for Service (or any successor) and written notice of said service to the Company shall be deemed in every respect effective service of process upon the Company in any such suit or proceeding. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Placement Shares shall be outstanding.

18. Judgement Currency. If for the purposes of obtaining judgment in any court it is necessary to convert a sum due hereunder into any currency other than U.S. dollars, the parties hereto agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Agent could purchase U.S. dollars with such other currency in The City of New York on the Business day preceding that on which final judgment is given. The obligations of the Company in respect of any sum due from it to the Agent shall, notwithstanding any judgment in any currency other than U.S. dollars, not be discharged until the first Business day, following receipt by the Agent of any sum adjudged to be so due in such other currency, on which (and only to the extent that) the Agent may in accordance with normal banking procedures purchase U.S. dollars with such other currency; if the U.S. dollars so purchased are less than the sum originally due to the Agent hereunder, the Company agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Agent against such loss. If the U.S. dollars so purchased are greater than the sum originally due to the Agent hereunder, the Agent agrees to pay to the Company an amount equal to the excess of the U.S. dollars so purchased over the sum originally due to the Agent hereunder.

19. No Right to Immunity. Except as provided by laws or statutes generally applicable to transactions of the type described in this Agreement, neither the Company nor any Subsidiary or their respective properties, assets or revenues has any right of immunity under Canadian, New York or United States law, from any legal action, suit or proceeding, from the giving of any relief in any such legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any law of Canada, New York or United States federal court, from service of process, attachment upon or prior judgment, or attachment in aid of execution of judgment, or from execution of a judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of a judgment, in any such court, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement. To the extent that the Company, any Subsidiary or any of their respective properties, assets or revenues may have or may hereafter become entitled to any such right of immunity in any such court in which proceedings may at any time be commenced, the Company waives or will waive such right to the extent permitted by law and has consented to such relief and enforcement as provided in Section 17 of this Agreement.

20. Waiver of Jury Trial. The Company and the Agent each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

21. Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a) The Agent has been retained solely to act as sales agent in connection with the sale of the Placement Shares and that no fiduciary, advisory or agency relationship between the Company and the Agent has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether the Agent has advised or is advising the Company on other matters;

(b) the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c) the Company has been advised that the Agent and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that the Agent has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d) the Company waives, to the fullest extent permitted by law, any claims it may have against the Agent for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that the Agent shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, partners, employees or creditors of the Company.

22. Recognition of the U.S. Special Resolution Regimes.

(a) In the event that the Agent becomes a Covered Entity and becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer from the Agent of this Agreement, and any interest and obligation in or under this Agreement, will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if this Agreement, and any such interest and obligation, were governed by the laws of the United States or a state of the United States.

(b) In the event that the Agent becomes a Covered Entity or a BHC Act Affiliate of the Agent becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under this Agreement that may be exercised against the Agent are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if this Agreement were governed by the laws of the United States or a state of the United States.

(c) For the purposes of this Section 22, a “BHC Act Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k). “Covered Entity” means any of the following: (i) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (ii) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (iii) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b). “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. “U.S. Special Resolution Regime” means each of (i) the Federal Deposit Insurance Act and the regulations promulgated thereunder and (ii) Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations promulgated thereunder.

23. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the others may be made by facsimile transmission.

24. Definitions. As used in this Agreement, the following term has the meaning set forth below:

(a) “Applicable Time” means the date of this Agreement, each Representation Date, the date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder.

(b) “Agent’s Information” means, solely the following information in the Prospectus: the names of the Agent set forth on the cover and under the heading “Relationship Between the Company and the Selling Agent”.

(c) “Federal Cannabis Laws” means any U.S. federal laws, civil, criminal or otherwise, as such relate, either directly or indirectly, to the cultivation, harvesting, production, manufacture, processing, extraction, labeling, packaging, marketing, advertising, distribution, sale, transfer, delivery, dispensing, possession, use, or importation or exportation of cannabis, marijuana, hemp, or related substances or products containing or relating to the same, including, without limitation, the Controlled Substances Act, 21 U.S.C. Ch. 13 (including, but not limited to, the prohibition on drug trafficking under 21 U.S.C. § 841(a), et seq.), the prohibition on the manufacture, distribution, or dispensing of controlled substances under 21 U.S.C. § 841, and the prohibition on maintaining drug-involved premises under 21 U.S.C. § 856, the conspiracy statute under 18 U.S.C. § 846, the bar against aiding and abetting the conduct of an offense under 18 U.S.C. § 2, the bar against misprision of a felony (concealing another’s felonious conduct) under 18 U.S.C. § 4, the bar against being an accessory after the fact to criminal conduct under 18 U.S.C. § 3, and federal money laundering statutes under 18 U.S.C. §§ 1956, 1957, and 1960 the Food, Drug, and Cosmetic Act, 21 U.S.C. § 301 et seq., the Agriculture Improvement Act of 2018, the Federal Analog Act, 21 U.S.C. § 813, and all regulations and rules promulgated under any of the foregoing, as well as any guidance, enforcement priorities, or memoranda issued by the U.S. Department of Justice, the Drug Enforcement Administration, or the Food and Drug Administration relating to cannabis, marijuana, hemp, or related substances or products, in each case as amended, supplemented, or replaced from time to time.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and the Agent, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and the Agent.

Very truly yours,

TD SECURITIES (USA) LLC

By:	/s/ Michael Murphy
Name: Michael Murphy
Title: Managing Director

ACCEPTED as of the date first-above written:

AURORA CANNABIS INC.

By:	/s/ Simona King
Name: Simona King
Title: Chief Financial Officer

SCHEDULE 1

FORM OF PLACEMENT NOTICE

From:	[ ]
Cc:	[ ]
To:	[ ]
Subject:	Aurora at-the-market Offering—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Sales Agreement between Aurora Cannabis Inc. (the “Company”) and TD Securities (USA) LLC (“TD Securities”), dated [●], 2026 (the “Agreement”), I hereby request on behalf of the Company that TD Securities sell up to [ ] of the Company’s common shares at a minimum market price of US$__________ per share. Sales should begin on the date of this Notice and shall continue until [DATE] [all shares are sold].

SCHEDULE 2

Company Representatives

Miguel Martin

[***]

Simona King

[***]

Nathalie Clark

[***]

TD Securities Representatives

Michael Murphy

[***]

Adriano Pierroz

[***]

Megan Sanford

[***]

William Follis

[***]

SCHEDULE 3

Compensation

The amount of compensation to be paid by the Company to the Agent in connection with each Placement of Placement Shares shall be equal to 2.0% of the gross proceeds from such Placement.

Exhibit 7(n)(i)

MATTERS TO BE COVERED BY

OPINION OF COMPANY’S U.S. COUNSEL

February [●], 2026

TD Securities (USA) LLC

c/o TD Securities (USA) LLC

1 Vanderbilt Avenue

New York, New York 10017

Ladies and Gentlemen:

We have acted as special United States counsel to Aurora Cannabis Inc., a corporation organized under the laws of British Columbia (the “Company”), in connection with the Sales Agreement (the “Sales Agreement”), dated February 4, 2026, between the Company and you (the “Agent”), relating to the offer and sale by the Company through the Agent from time to time during the term of the Sales Agreement of Common Shares of the Company (the “Common Shares”) having an aggregate sales price of up to $100,000,000. This letter is being furnished at the request of the Company as contemplated by Section 7(n) of the Sales Agreement. Capitalized terms used and not otherwise defined in this letter have the respective meanings given those terms in the Sales Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-284958) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on February 14, 2025 and became effective upon filing pursuant to Rule 467(a) under the Act. The Form F-X of the Company, dated February 14, 2025 (the “Form F-X”), was filed with the Commission concurrently with the Registration Statement. In this letter, the Registration Statement at the time it became effective under the Act, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; and the base prospectus, dated February 14, 2025, included in the Registration Statement (the “Base Prospectus”), as supplemented by the prospectus supplement, dated February 4, 2026, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, is referred to as the “U.S. Prospectus.” The U.S. Prospectus has been filed pursuant to General Instruction II.L. of Form F-10 in the manner and within the time period required by said General Instruction II.L. The Company has filed a short form base shelf prospectus (the “Canadian Base Prospectus”), dated February 14, 2025 and a prospectus supplement (together with the Canadian Base Prospectus and the documents incorporated by reference therein, the “Canadian Prospectus”), dated February 4, 2026, in each case with the Alberta Securities Commission as principal regulator, and with each of the securities commissions or similar regulatory authorities in each of the provinces of Canada (other than Québec).

The Commission’s website indicates that no stop order suspending the effectiveness of the Registration Statement has been issued.

In connection with the furnishing of this letter, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents:

1.	the Registration Statement;

2.	the Form F-X;

3.	the U.S. Prospectus; and

4.	the Sales Agreement.

In addition, we have examined such other certificates, agreements and documents as we deemed relevant and necessary as a basis for the opinions and beliefs expressed below. We have also relied upon oral and written statements of officers and representatives of the Company, the factual matters contained in the representations and warranties made in the Sales Agreement and upon certificates of public officials and officers of the Company. The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by the Company without our participation.

In our examination of the documents referred to above, we have assumed, without independent investigation, the genuineness of all signatures, the legal capacity of all individuals who have executed any of the documents reviewed by us, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic, reproduced or conformed copies of valid existing agreements or other documents, the authenticity of the latter documents, that the statements regarding matters of fact in the certificates, records, agreements, instruments and documents that we have examined are accurate and complete and that the Agent has complied with all of its obligations arising under the Sales Agreement.

Based upon the above, and subject to the stated assumptions, exceptions and qualifications, we are of the opinion that:

1.	The Sales Agreement (to the extent that execution and delivery are governed by New York law) has been duly executed and delivered by the Company.

2.

The statements in the U.S. Prospectus under the heading “Material U.S. Federal Income Tax Considerations”, to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by us and fairly summarize the matters described under that heading in all material respects.

3.

The Registration Statement, as of the date of the Sales Agreement, and the U.S. Prospectus, as of its issue time, appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act, except for the financial statements, financial statement schedules and other financial data included or incorporated by reference in or omitted from either of them, as to which we express no opinion; the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission under the Act. We have assumed for purposes of this paragraph, (i) the compliance of the Canadian Prospectus with the requirements of Canadian Securities Laws, as interpreted and applied by the Alberta Securities Commission and (ii) that the exhibits to the Registration Statement and the documents incorporated by reference in the U.S. Prospectus include all reports or information that in accordance with the requirements of Canadian Securities Laws, as interpreted and applied by the Alberta Securities Commission, must be made publicly available in connection with the offering of the Common Shares. We understand that such matters are addressed in the opinion of Stikeman Elliot LLP furnished to you today.

4.

The issuance and sale of the Common Shares by the Company, the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York (“Applicable Law”), in each case which in our experience are normally applicable to the transactions of the type contemplated by the Sales Agreement. For purposes of this letter, the term “Applicable Law” does not include federal securities laws (except for purposes of the opinion expressed in paragraph 5 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Company, the Sales Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Sales Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate. We express no opinion where the violation could not reasonably be expected to have a material adverse effect on the Company and its subsidiaries taken as a whole.

5.

No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Company under any Applicable Law for the issuance and sale of the Common Shares by the Company, the execution and delivery by the Company of the Sales Agreement and the performance by the Company of its obligations thereunder. For purposes of this letter, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

6.

The Company is not and, after giving effect to the offering and sale of the Common Shares (assuming the Common Shares are offered and sold on the date hereof), will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the Commission promulgated thereunder.

The opinions expressed above are limited to the laws of the State of New York and the federal laws of the United States of America. Our opinions are rendered only with respect to the laws, and the rules, regulations and orders under those laws, that are currently in effect.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Sales Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

February [●], 2026

TD Securities (USA) LLC

c/o TD Securities (USA) LLC

1 Vanderbilt Avenue

New York, New York 10017

Ladies and Gentlemen:

We have acted as special United States counsel to Aurora Cannabis Inc., a corporation organized under the laws of British Columbia (the “Company”), in connection with the Sales Agreement (the “Sales Agreement”), dated February 4, 2026, between the Company and you (the “Agent”), relating to the offer and sale by the Company through the Agent from time to time during the term of the Sales Agreement of Common Shares of the Company (the “Common Shares”) having an aggregate sales price of up to $100,000,000. This letter is being furnished at the request of the Company in connection with the delivery of our opinion to you of even date herewith (the “Opinion”) pursuant to Section 7(n) of the Sales Agreement.

The Company has filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form F-10 (File No. 333-284958) under the Securities Act of 1933, as amended (the “Act”). The Registration Statement was filed on February 14, 2025 and became effective upon filing pursuant to Rule 467(a) under the Act. In this letter, the Registration Statement at the time it became effective under the Act, including the documents incorporated by reference therein, is referred to as the “Registration Statement”; and the base prospectus, dated February 14, 2025, included in the Registration Statement (the “Base Prospectus”), as supplemented by the prospectus supplement, dated February 4, 2026, as filed pursuant to General Instruction II.L. of Form F-10, including the documents incorporated by reference therein, is referred to as the “U.S. Prospectus.”

The primary purpose of our professional engagement was not to establish factual matters or financial, accounting or statistical information. In addition, many determinations involved in the preparation of the Registration Statement and the U.S. Prospectus are of a wholly or partially non-legal character or relate to legal matters outside the scope of this letter. Furthermore, the limitations inherent in the independent verification of factual matters and in the role of outside counsel are such that we have not undertaken to independently verify, and cannot and do not assume responsibility for the accuracy, completeness or fairness of, the statements contained in the Registration Statement or the U.S. Prospectus (other than as explicitly stated in paragraph 2 of the Opinion). The documents incorporated by reference into the Registration Statement and the U.S. Prospectus were prepared by the Company without our participation.

In the course of acting as United States counsel to the Company in connection with the offering of the Common Shares, we have participated in conferences and telephone conversations with officers and other representatives of the Company, Canadian counsel to the Company, the independent registered public accountants for the Company and your representatives, including your counsel, during which conferences and conversations the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed. Based upon such participation (and relying as to factual matters on officers, employees and other representatives of the Company and its subsidiaries), our understanding of the U.S. federal securities laws and the experience we have gained in our practice thereunder, we hereby advise you that our work in connection with this matter did not disclose any information that caused us to believe that (i) at the time of the execution of the Sales Agreement, the Registration Statement (except for the financial statements and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), included an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading; or (ii) at the time the U.S. Prospectus was issued, the U.S. Prospectus (except for the financial statements and other financial, accounting or statistical data included or incorporated by reference therein or omitted therefrom or from those documents incorporated by reference, in each case, as to which we express no such belief), taken together with the applicable price of the Common Shares, included an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

This letter is furnished by us solely for your benefit in connection with the transactions referred to in the Sales Agreement and may not be circulated to, or relied upon by, any other person without our prior written consent.

Exhibit 7(n)(ii)

MATTERS TO BE COVERED BY

OPINION OF COMPANY’S CANADIAN COUNSEL

February [●], 2026

File No.: 146752.1044

TD Securities (USA) LLC

1 Vanderbilt Avenue,

New York, New York 10017

Dear Sirs/Mesdames:

Re: Aurora Cannabis Inc. – “At-the-Market” Offering of Common Shares pursuant to Sales Agreement

We are acting as Canadian legal counsel to Aurora Cannabis Inc. (the “Company”) in connection with a Sales Agreement (the “Sales Agreement”) entered into between the Company and TD Securities (USA) LLC (the “Agent”) dated February [4], 2026 in respect of the offer and sale of up to US$100,000,000 in common shares in the capital of the Company (the “Placement Shares”) in “at-the-market distributions” (such distributions, collectively, the “Offering”) as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”).

This opinion is being provided to you pursuant to section 7(n) of the Sales Agreement. Capitalized terms used but not defined herein shall have the meanings given to them in the Sales Agreement.

We have examined copies of the following documents:

(a)

the Company’s preliminary short form base shelf prospectus (the “Canadian Preliminary Base Prospectus”) relating to the offer and sale of up to US$250,000,000 of common shares, warrants, options, subscription receipts, debt securities, units or any combination of the foregoing securities (the “Shelf Securities”) dated February 5, 2025 and filed with the securities commissions or similar regulatory authorities (collectively, the “Canadian Securities Regulators”) in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador (collectively, the “Qualifying Jurisdictions”) pursuant to National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and NI 44-102 (together, the “Shelf Procedures”);

(b)

the Company’s final short form base shelf prospectus dated February 14, 2025 with respect to the Shelf Securities and filed with the Canadian Securities Regulators in the Qualifying Jurisdictions (the “Canadian Base Prospectus”);

(c)	the Sales Agreement; and

(d)

the Company’s prospectus supplement dated February [4], 2026 to the Canadian Base Prospectus relating to the Offering (the “Canadian Prospectus Supplement” and, together with the Canadian Base Prospectus, the “Canadian Prospectus”) and filed with the Canadian Securities Regulators in accordance with the Shelf Procedures.

We have also examined copies of the decision documents for the Canadian Prospectus dated February 5, 2025 (with respect to the Canadian Preliminary Base Prospectus) and February 14, 2025 (with respect to the Canadian Base Prospectus), respectively, issued by the Alberta Securities Commission (the “ASC”) as principal regulator under Multilateral Instrument 11-102 – Passport System (“MI 11-102”) and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”): (i) evidencing the receipt of the ASC, as principal regulator under MI 11-102 and NP 11-202, (ii) evidencing that the Ontario Securities Commission has issued a receipt; and (iii) representing the deemed receipts of the securities commission or securities regulatory authority of each of the remaining Qualifying Jurisdictions in accordance with MI 11-102, for the Canadian Preliminary Base Prospectus and the Canadian Base Prospectus.

For the purposes of this opinion, we have also examined and relied upon originals or copies of the following documents (collectively, the “Corporate Documents”):

(a)	a certificate of good standing issued by the Registrar of Companies of British Columbia in respect of the Company dated February [●], 2026 (the “Company Certificate of Good Standing”);

(b)

certificates of good standing issued by the Registrar of Companies of British Columbia in respect of each of ACB Captive Insurance Company Inc., Whistler Medical Marijuana Corp., Anandia Laboratories Inc., ICC Labs Inc., 1374940 B.C. Ltd., 1569929 B.C. Ltd., Bevo Agtech Inc., Bevo Farms Ltd., TopGro Holdings Ltd. and TopGro Greenhouses Ltd. (collectively, the “B.C. Subsidiaries”), each dated February [●], 2026 (collectively the “B.C. Subsidiary Certificates of Good Standing”);

(c)

certificates of status issued by the Registrar of Corporations (Alberta) in respect of each of 1770415 Alberta Ltd., 2105657 Alberta Ltd., 2095173 Alberta Ltd., Aurora Cannabis Enterprises Inc. and 1769474 Alberta Ltd. (collectively, the “Alberta Subsidiaries”), each dated February [●], 2026 (collectively, the “Alberta Subsidiary Certificates of Status”);

(d)

certificates of status issued by the Ministry of Government and Consumer Services (Ontario) in respect of each of CanvasRX Inc., Thrive Cannabis Inc., 2425451 Ontario Inc. and Cannahealth Therapeutics Inc. (collectively, the “Ontario Subsidiaries”), each dated February [●], 2026 (collectively, the “Ontario Subsidiary Certificates of Status”);

(e)

a certificate of compliance issued by Innovation, Science and Economic Development Canada in respect of 9258159 Canada Inc. (the “Federal Subsidiary” and, together with the B.C. Subsidiaries, the Alberta Subsidiaries and the Ontario Subsidiaries, the “Canadian Subsidiaries”), dated February [●], 2026 (the “Federal Subsidiary Certificate of Compliance”);

(f)

a certificate of Computershare Trust Company of Canada (“Computershare”), dated February [●], 2026, in respect of its appointment as transfer agent and the issued and outstanding share capital of the Company as of February [●], 2026 (the “Transfer Agent’s Certificate”);

(g)

a certificate of an officer of the Company as to certain factual matters and including, among other things, copies of the Company’s constating documents and the resolutions of the board of directors of the Company in respect of the Offering and related matters (the “Officer’s Certificate”);

(h)	the constating documents of the Canadian Subsidiaries;

(i)

the conditional approval letter of the Toronto Stock Exchange (the “TSX”) dated February [●], 2026 (the “TSX Letter”), pursuant to which the TSX has approved the listing of the Placement Shares on the satisfaction of certain standard conditions specified in the TSX Letter;

(j)

the Company’s registration statement filed on Form F-10, as amended (File No. 333-284958) (the “Registration Statement”) covering the registration of the Shelf Securities under the Securities Act of 1933 (the “1933 Act”);

(k)	the Company’s prospectus supplement filed by the Company with the United States Securities and Exchange Commission pursuant to General Instruction II.L of Form F-10; and

(l)

as at February [●], 2026, the list or lists published on the website of the securities regulator or securities regulatory authority in each of British Columbia, Alberta, Ontario and Quebec indicating that an issuer is a reporting issuer in such jurisdictions and (i) in Ontario, the default status of reporting issuers shown on the list, (ii) in Alberta, reporting issuers that have been noted in default of certain requirements of the securities laws of the Province of Alberta, (iii) in British Columbia, reporting issuers that are in default in British Columbia of one or more of their continuous disclosure filing requirements under the securities laws of the Province of British Columbia, and (iv) in Quebec, reporting issuers that have failed to provide periodic disclosure about their business and internal affairs in accordance with the conditions determined by or failed to provide any other disclosure prescribed by the securities laws of the Province of Quebec (collectively, the “Issuer Lists”).

We have relied upon the Corporate Documents as to the matters provided for in them, without independent investigation, for purposes of providing our opinions expressed below. In the case of our opinions in paragraphs 1, 2, 3 and 4, we have relied exclusively upon the Corporate Documents for purposes of providing those opinions. In the case of our opinion in paragraph 5, we have relied exclusively upon the Transfer Agent’s Certificate. In the case of our opinion in paragraph 16, and to the extent such opinion relates to the Jurisdictions, we have relied exclusively upon the Issuer Lists for purposes of providing that opinion. A copy of the Officer’s Certificate is delivered contemporaneously with this opinion.

We have not conducted a review of the minute books of the Company or any of the Canadian Subsidiaries.

In examining all documents and in providing our opinions below we have assumed that:

(a)	all individuals had the requisite legal capacity;

(b)	all signatures (whether on electronically signed documents, originals, or copies of documents) are genuine;

(c)

all documents submitted to us as originals (including electronically signed documents) are complete and authentic and all photostatic, certified, telecopied, notarial or other copies conform to the originals;

(d)

all facts set forth in the official public records, certificates and documents supplied by public officials or otherwise conveyed to us by public officials are complete, true and accurate as of the date hereof;

(e)	the Placement Shares will be offered, issued and sold in accordance with the Sales Agreement and in the manner described in the Canadian Prospectus and Registration Statement;

(f)	all facts set forth in the Officer’s Certificate are complete, true and accurate as of the date hereof;

(g)	the Sales Agreement has been duly authorized, executed and delivered by and is enforceable in accordance with its terms against each party to it other than the Company;

(h)

performance of the obligations under the Sales Agreement would not be illegal under the law of the place of performance if that is a place other than the Province of British Columbia, Alberta and Ontario;

(i)	each of the Company and the Agents will comply with their respective covenants and agreements in effecting sales of the Placement Shares under the Sales Agreement;

(j)	during the term of the Sales Agreement, the representations and warranties of the Agents set forth in the Sales Agreement will continue to be true and correct;

(k)

with respect to all issuances and trades of securities contemplated in our opinions expressed below, at the time of any such issuance or trade, no order will have been issued by any applicable regulatory authority or any other regulatory body having jurisdiction or any court having the effect of “cease trading” or otherwise restricting such issuance or trade;

(l)	the Company is not in the business of trading in securities under Securities Laws;

(m)

the Canadian Prospectus: (i) contains full, true and plain disclosure of all material facts (as such term is defined under the Securities Laws, as defined below) relating to the Offering and the Placement Shares; (ii) does not contain an untrue statement of material fact; and (iii) does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made;

(n)

there has been no change in a material fact and no material change (as such term is defined under the Securities Laws) in the business, operations or capital of the Company and that no change has occurred in the terms and conditions of the Offering as described in the Canadian Prospectus and Registration Statement, in either case requiring the filing of an amendment to the Canadian Prospectus and Registration Statement;

(o)	the ASC is the principal regulator of the Company for the purposes of MI 11-102;

(p)	Computershare has the power, capacity and authority to act as transfer agent and registrar for the common shares in the capital of the Company;

(q)	the Registration Statement complies in all material respects with the requirements of the 1933 Act for the purposes of the registration of Placement Shares pursuant to the Sales Agreement.

(r)	as of the time of the offering, issue and sale of the Placement Shares, the Registration Statement is effective under the 1933 Act;

(s)

during the term of the Sales Agreement, no order, ruling or decision of any court, regulatory or administrative body will be in effect at any material time on or after the date hereof that has the effect of precluding or restricting any trade in securities of the Company or that affects any person or company who engages in such a trade and that no such proceedings for that purpose have been instituted or are pending or contemplated;

(t)

each of the Company Certificate of Good Standing, the B.C. Subsidiary Certificates of Good Standing, the Alberta Subsidiary Certificates of Status, the Ontario Subsidiary Certificates of Status and the Federal Subsidiary Certificate of Compliance remain true and accurate as of the date hereof;

(u)

the Sales Agreement has been duly executed (as a matter of contract law), authorized and delivered by each of the parties and is a legal, valid and binding agreement of the parties enforceable against each of them in accordance with its terms under the laws of the State of New York (“New York Law”);

(v)

the terms used in the Sales Agreement have the same meanings under the laws of the Jurisdictions, and the federal laws applicable therein (“Provincial Law”) as they do under New York Law and would be interpreted and understood under Provincial Law in the same way as they are interpreted and understood under New York Law;

(w)	performance of the obligations under the Sales Agreement would not be illegal under the law of the place of performance if that is a place other than British Columbia, Alberta and Ontario; and

(x)	the Company is not a “connected issuer” or a “related issuer”, in each case within the meaning of National Instrument 33-105 – Underwriting Conflicts, of the Agent.

Except as stated, our opinion below is expressed only with respect to the laws of the provinces of British Columbia, Ontario, Alberta and, solely for the purposes of the opinion expressed in paragraph 16, Québec (the “Jurisdictions”) and of the laws of Canada applicable in these Jurisdictions. Any reference to the laws of a Jurisdiction includes the laws of Canada that apply in the Jurisdiction.

To the extent that the opinions expressed in paragraphs 11(c), 12 and 16 below relate to the laws of provinces and territories other than the Jurisdictions (such other jurisdictions referred to as the “Local Jurisdictions”), we have relied exclusively upon the opinions of the following local counsel dated the date of this opinion (the “Local Counsel Opinions”), which we assume are correct and which we understand have been delivered to you:

Counsel	Jurisdiction

MLT Aikins LLP	Manitoba and Saskatchewan:

Stewart McKelvey	Nova Scotia, Prince Edward Island, New Brunswick and Newfoundland and Labrador:

We have made no independent investigation and are not providing any independent opinion with respect to the Local Counsel Opinions since we are not qualified to practice law in the Local Jurisdictions. The opinions expressed below are limited in scope, to the extent that they relate to the laws of the Local Jurisdictions, to the matters addressed in Local Counsel Opinions and, to the extent any such opinion is stated to be based on any assumption or to be given in reliance on any certificate or other document to be subject to any limitation, qualification or exception, the opinions expressed below in reliance on this opinion are based on the same assumption, are given in reliance on the same certificate or document, and are subject to the same limitation, qualification or exception.

For purposes of this opinion, the term “Securities Laws” means, collectively all applicable securities legislation, rules and regulations of the Jurisdictions.

Our opinion is expressed with respect to the laws of the Jurisdiction in effect on the date of this opinion. We have no responsibility or obligation to: (i) update this opinion, (ii) take into account or inform the addressee or any other person of any changes in law, facts or other developments subsequent to this date that do or may affect the opinions we express, or (iii) advise the addressee or any other person of any other change in any matter addressed in this opinion. Nor do we have any responsibility or obligation to consider the applicability or correctness of this opinion to any person other than the addressee.

The opinion set out in paragraph 23 below is based upon the provisions of the Income Tax Act (Canada) and applicable regulations in force as at the date of this opinion, all specific proposed amendments thereto publicly announced by or on behalf of the Minister of Finance prior to the date hereof (the “Proposed Amendments”), our understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency published in writing and publicly available prior to the date of this opinion and the Officer’s Certificate. The opinion set out in paragraph 23 assumes that the Proposed Amendments will be enacted in the form currently proposed. No assurances can be given that the Proposed Amendments will be enacted as currently proposed, or at all. Our opinions do not otherwise take into account any changes in law or such administrative policies or assessing policies of the CRA whether by legislative, governmental or judicial action and do not take into account any provincial, territorial or foreign income tax legislation or considerations.

Whenever our opinion with respect to the existence or absence of facts or circumstances is qualified by the expression, “to our knowledge” or words to like effect, it is based solely on (i) actual knowledge of current partners and associates directly involved in the production of this opinion learned during the course of representing the Company and (ii) a review of the Officer’s Certificate. We have not undertaken any other investigation. We understand that the reliances, limitations and assumptions expressed in this and the preceding paragraphs are satisfactory to you.

No opinion is expressed on whether the Canadian Prospectus is in compliance with the Charter of the French Language (Québec).

Based on and relying on the foregoing and subject to the assumptions, qualifications and limitations set forth in this opinion, we are of the opinion that, on the date hereof:

1.

The Company is a corporation incorporated under the laws of British Columbia, is a valid and existing company and is, with respect to the filing of annual reports with the Registrar of Companies of British Columbia, in good standing.

2.	Each of the Canadian Subsidiaries is an entity organized and existing under the jurisdiction of its incorporation or amalgamation.

3.

Each of the Company and the Canadian Subsidiaries has all necessary corporate power and capacity to own, lease or license, as the case may be, its properties and conduct its business as described in the Canadian Prospectus.

4.	The Company is authorized to issue an unlimited number of common shares in the capital of the Company.

5.	Based solely on the Transfer Agent’s Certificate, as at February [●], 2026, [●] common shares in the capital of the Company were issued and outstanding.

6.	The Company has the corporate power to sign and file the Canadian Prospectus.

7.

The Company has the corporate power and capacity to enter into, execute, deliver and perform its obligations under the Sales Agreement and to carry out the transactions contemplated therein, including, but not limited to, the creation, issue and delivery of the Placement Shares.

8.

All necessary corporate action has been taken by the Company to authorize the execution and delivery of the Sales Agreement and the performance of its obligations thereunder, including but not limited to, the creation, issue and delivery of the Placement Shares.

9.

The Canadian Prospectus has been validly authorized, executed and filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces of Canada other than Québec.

10.

The Sales Agreement has been duly executed and delivered by the Company, to the extent that execution and delivery are governed by the laws of Alberta and British Columbia and the federal laws of Canada applicable therein, in each case as in effect on the date hereof.

11.

The execution and delivery of the Sales Agreement and the performance by the Company of its obligations thereunder, including the issuance and sale of the Placement Shares, do not and will not conflict with or result in a breach or violation of, or constitute a default under, whether after notice or lapse of time or both:

(a)	any of the terms, conditions or provisions of the notice of articles or the articles of the Company;

(b)	to our knowledge, any judgment, decree, order, statute, rule or regulation of any court or judicial, regulatory or other legal or governmental agency or body applicable to the Company; or

(c)	any of the terms or provisions of any statute, rule or regulation of the provinces of Canada, other than Québec, or the federal laws of Canada applicable therein applicable to the Company.

12.

No consent, approval, authorization or order of or filing, registration or qualification with any court, governmental agency or body or regulatory authority under Securities Laws is required for the execution, delivery and performance by the Company of the Sales Agreement or the consummation of the transactions contemplated therein, except for such as have been made or obtained.

13.

The issuance and sale of the Placement Shares by the Company is not subject to pre-emptive or other similar rights arising under the notice of articles or articles of the Company or under any agreement known to us to which the Company is a party. To our knowledge, except as otherwise described in the Canadian Prospectus, there are no persons with registration or other similar rights to have any securities of the Company registered pursuant to the Registration Statement or sold under the Canadian Base Prospectus.

14.

The attributes of the Company’s common shares conform in all material respects to the description thereof contained under the heading “Description of Securities – Common Shares” in the Canadian Prospectus.

15.	Computershare has been duly appointed as the transfer agent and registrar for the Company’s common shares.

16.

The Company is a reporting issuer (as defined in Securities Laws) in each of the Provinces of Canada and is not noted as being in default on the list of reporting issuers of any of the Provinces of Canada.

17.

The Placement Shares, when authorized and issued in accordance with the terms of the Sales Agreement at the Settlement Date, once the Company has received delivery of payment of the purchase price therefor, will be validly issued as fully paid and non-assessable common shares in the capital of the Company.

18.

The Company’s common shares are listed and posted for trading on the TSX and, based solely on the TSX Letter, the Placement Shares have been conditionally approved for trading on the TSX and, upon notification to the TSX of the issuance thereof and fulfillment of the conditions of the TSX, will be listed for trading on the TSX.

19.	The sale of the Placement Shares by a purchaser from the Agents (or any Additional Agent) will not be subject to section 2.5 or section 2.6 of National Instrument 45-102 – Resale of Securities.

20.

The appropriate receipts have been obtained in respect of the Canadian Prospectus from the ASC and the Canadian Prospectus Supplement has been filed with the ASC in the manner required by NI 44-101 and NI 44-102, and to the knowledge of counsel, no order having the effect of ceasing or suspending the distribution of the Placement Shares has been issued by the ASC and no proceedings for that purpose have been instituted by the ASC or are pending.

21.

Each of the Canadian Base Prospectus and the Canadian Prospectus Supplement (other than the financial statements, financial schedules and other financial or statistical data contained or incorporated by reference therein or omitted therefrom) appears on its face, in respect of the Canadian Base Prospectus, at the time the final receipt was issued therefor, and in respect of the Canadian Prospectus Supplement, at the time it was filed, to have complied as to form in all material respects with the requirements of Securities Laws.

22.

The statements in the Canadian Prospectus Supplement under the caption “Certain Canadian Federal Income Tax Considerations” with respect to Canadian federal income tax accurately summarize the matters referred to therein, subject to the limitations, provisos, assumptions and qualifications stated or referred to therein and applicable thereto.

23.

Any final and conclusive judgment in personam against the Company in respect of the Sales Agreement or any agreement or instrument entered into in connection therewith by a court of the State of New York or of the United States located in the Borough of Manhattan in the State of New York (a “New York Court”), that is subsisting and unsatisfied, has not been stayed and is not impeachable as void or voidable under the internal laws of the State of New York and that is for a sum certain would be recognized and enforced by a court of competent jurisdiction in any of Ontario, Alberta and British Columbia (each, a “Canadian Court”) in accordance with its normal procedural rules including valid service in Ontario, Alberta or British Columbia, as applicable, or the Company having appeared in such process, if:

(a)

the court rendering judgment had jurisdiction over the Company, as recognized by the courts of Ontario, Alberta or British Columbia, as applicable (and submission by the Company in the Sales Agreement will be sufficient for this purpose) and the judgment debtor was properly served in the action leading to such judgment;

(b)

such judgment was not obtained in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with public policy (“Public Policy”), as such term is understood under the laws of Ontario, Alberta or British Columbia, as applicable (collectively, “Canadian Law”), or contrary to any order made by the Attorney General of Canada under the Foreign Extraterritorial Measures Act (Canada) or by the Competition Tribunal under the Competition Act (Canada);

(c)	the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory, penal or public laws;

(d)	in an action on a default judgment, the judgment contains no manifest error;

(e)	the foreign court did not assume jurisdiction or render judgment as a result of a fraud practised on or by such court;

(f)	there is no new evidence that the judgment was obtained by fraud as to the merits of the claim which was not discoverable with due diligence before the foreign judgment was granted;

(g)	the action to enforce such judgment is commenced within the applicable limitation periods; and

(h)	a dispute between the same parties based on the same subject matter has not given rise to a decision of the Canadian Court or been decided by a foreign authority;

provided, however, that:

(i)	under the Currency Act (Canada), a court of competent jurisdiction in Ontario, Alberta or British Columbia may only render judgment for a sum of money in Canadian currency;

(j)	the enforceability thereof may be limited by applicable bankruptcy, insolvency or other laws of general application limiting the enforcement of creditors’ rights generally;

(k)

enforcement of the judgment is subject to general principles of equity, including, without limitation, the availability of defences such as laches, waiver or estoppel and the power of the Canadian court to stay proceedings before it and the execution of judgments;

(l)

if the judgment of the New York Court includes an interest component, such interest component to the date of the judgment of the New York Court would be included in the principal amount of the Canadian Court judgment in respect thereof, with interest accruing on the principal amount of the New York Court judgment to the date of the Canadian Court judgment at the pre-judgment interest rate of Ontario, Alberta or British Columbia (as applicable) and from the date of such Canadian Court judgment at the post- judgment interest rate of Ontario, Alberta or British Columbia (as applicable); and

(m)	the Canadian Court may stay or decline to hear the action because an appeal is pending or the time for appeal has not expired.

24.

In the event that the Sales Agreement is sought to be enforced in any action or proceedings in Ontario, Alberta or British Columbia (as applicable) in accordance with the laws applicable thereto as chosen by the parties, namely the laws of the State of New York, a Canadian Court would recognize such choice of laws, provided that such choice of laws was bona fide and legal and not made with a view to avoiding the consequences of the laws of any other jurisdiction and provided that such choice is not contrary to Public Policy.

25.

In any action or proceeding in a Canadian Court for the enforcement of the Sales Agreement, the Canadian Court would apply New York Law, in accordance with the parties’ choice of New York Law in the Sales Agreement, to all issues that under Canadian Law are to be determined in accordance with the chosen law of the contract, provided that:

(a)	the parties’ choice of New York Law is bona fide and legal and there is no reason for avoiding the choice on the grounds of Public Policy;

(b)	in any such proceeding, and notwithstanding the parties’ choice of law, the Canadian Court:

(i)	will not take judicial notice of the provisions of New York Law but will apply such provisions only if they are pleaded and proven by expert testimony;

(ii)	will apply those laws that under Canadian Law would be characterized as procedural and will not apply any New York Law that under Canadian Law would be characterized as procedural;

(iii)	will apply provisions of Canadian Law that have overriding effect;

(iv)

will not apply any New York Law if such application would be characterized under Canadian Law as the direct or indirect enforcement of a foreign revenue, expropriatory, penal or other public law or if its application would be contrary to Public Policy;

(v)	will not enforce the performance of any obligation that is illegal under the laws of any jurisdiction in which the obligation is to be performed;

(vi)

may limit interest payable on a judgment debt as set out in the Interest Act (Canada), Court Order Interest Act (Ontario), Judgement Interest Act (Alberta) and Court Order Interest Act (British Columbia); and

(vii)	will only award a monetary judgment in Canadian currency.

A Canadian Court has, however, an inherent power to decline to hear such an action or proceeding if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such action, or if concurrent proceedings are being brought elsewhere.

26.

Assuming that the provisions of the Sales Agreement are legally binding and enforceable under the New York Law, the submission by the Company to the non-exclusive jurisdiction of any New York Court contained in the Sales Agreement would be recognized and given effect by the courts of Ontario, Alberta or British Columbia (as applicable) as a valid submission to the jurisdiction of such courts, provided that the applicable provisions of the Sales Agreement respecting service of process on the Company are duly complied with.

27.

Assuming that the appointment is legally valid, binding and enforceable under New York Law, the courts in Ontario, Alberta or British Columbia (as applicable) would recognize the appointment by the Company of Puglisi & Associates as its representative agent for service of process in the United States of America under the Sales Agreement.

All of the opinions expressed above are subject to the following qualifications:

(a)	a court may exercise discretion in the granting of equitable remedies such as specific performance and injunction;

(b)	the discretion that a court may reserve to itself to decline to hear an action if it is not the proper forum to hear the action or if concurrent proceedings are being brought elsewhere;

(c)

a court may decline to enforce rights of indemnification or contribution to the extent that they directly or indirectly relate to (i) liabilities imposed by law on the indemnified party for which it would be contrary to Public Policy or public order to require indemnification by the indemnifying party, (ii) liabilities for non-Canadian taxes or (iii) fraud, wilful misconduct or gross negligence;

(d)	we express no opinion as to compliance with the Personal Information Protection and Electronic Documents Act or any other privacy laws;

(e)

where our opinion refers to securities to be issued as being “fully paid and non-assessable”, such opinion assumes that all required consideration (in whatever form) has or will be paid or provided and no opinion is expressed as to the adequacy of any such consideration paid or provided; and

(f)	we express no opinion with respect to any continuous or timely disclosure filings required to be made pursuant to Securities Laws.

This opinion is solely for the benefit of the addressees and not for the benefit of any other person. It is rendered solely in connection with the transactions to which it relates. It may not be quoted, in whole or in part, or otherwise referred to or used for any purpose without our prior written consent.

Exhibit 7(m)

OFFICER CERTIFICATE

The undersigned, the duly qualified and elected [●], of Aurora Cannabis Inc. (“Company”), a Company organized and existing under the Business Corporations Act (British Columbia), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(m) of the Sales Agreement dated [●], 2026 (the “Sales Agreement”) between the Company and TD Securities (USA) LLC, that to the best of the knowledge of the undersigned:

(i) The representations and warranties of the Company in Section 6 of the Sales Agreement (A) to the extent such representations and warranties are subject to qualifications and exceptions contained therein relating to materiality or Material Adverse Change, are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date, and (B) to the extent such representations and warranties are not subject to any qualifications or exceptions, are true and correct in all material respects as of the date hereof as if made on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii) The Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By:
Name:
Title:

Date:

CHIEF FINANCIAL OFFICER CERTIFICATE

CHIEF FINANCIAL OFFICER’S CERTIFICATE

OF

AURORA CANNABIS INC.

[●]

The undersigned, as the Chief Financial Officer of Aurora Cannabis Inc., a corporation incorporated under the Business Corporations Act (British Columbia) (the “Company”), pursuant to Section 7(p) of the Sales Agreement dated [•], 2026 (the “Sales Agreement”) between the Company, on the one hand, and TD Securities (USA) LLC (the “Agent”) on the other hand, hereby certifies on behalf of the Company and not in a personal capacity and with no personal liability that:

(a) I am the Chief Financial Officer of the Company and am providing this certificate based on my knowledge of the financial records and schedules of the Company.

(b) I am knowledgeable with respect to the accounting records and internal accounting practices, policies, procedures and controls of the Company, and have responsibility for financial and accounting matters with respect to the Company.

(c) The circled information identified in the pages of the Registration Statement, Prospectus, Disclosure Package and any amendment to the Registration Statement or amendment to the Prospectus and the documents incorporated by reference thereto attached hereto as Exhibit A (the “Circled Information”) has been reviewed by me or members of my staff who are responsible for financial and accounting matters of the Company, and to the best of my knowledge, has been derived from the books and records of the Company.

(d) Based on such review, nothing has come to my attention that would cause me to believe that the Circled Information does not accurately reflect in all material respects the information purported to be presented therein.

This certificate is to assist the Agent in conducting and documenting its investigation of the affairs of the Company in connection with the offering of the Placement Shares pursuant to the Sales Agreement. Capitalized terms used but not defined herein shall have the meanings specified in the Sales Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, I have hereunto set my hand as of the date first written above.

By:
Name:
Title: Chief Financial Officer